EXHIBIT 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

C.H. ROBINSON COMPANY INC.,

a Minnesota corporation,

JAYHAWK MERGER SUBSIDIARY, INC.,

a Delaware corporation,

FREIGHTQUOTE.COM, INC.,

a Delaware corporation

AND

TIMOTHY A. BARTON,

Solely in his capacity as the Stockholders’ Representative – an individual

December 1, 2014

i

3.9	Employee Benefit Plans	31

3.10	Contracts	33

3.11	Litigation; Pending Decrees	35

3.12	Legal Compliance; Permits and Licenses	35

3.13	Employee Matters	35

3.14	Title to Properties; Leased Real Property	37

3.15	Receivables	38

3.16	Intellectual Property	38

3.17	Insurance	42

3.18	Environmental Matters	43

3.19	Certain Fees and Liabilities	43

3.20	Relationships With Related Persons	44

3.21	Customers and Suppliers	44

3.22	Anti-Corruption	44

3.23	Export/Import	45

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB		47

4.1	Organization and Authority of Buyer and Merger Sub	47

4.2	Consents and Approval; No Violation	47

4.3	No Prior Merger Sub Operations	48

4.4	Funding	48

4.5	Certain Fees and Liabilities	48

4.6	Legal Proceedings	48

4.7	Tax Status	48

ARTICLE 5 PRE CLOSING COVENANTS		48

5.1	Interim Operations of the Company	48

5.2	Governmental Consents	51

5.3	Consents; Permits; Further Assurances	52

5.4	Access; Information	53

5.5	Delivery of Financial Statements	53

5.6	Publicity	53

5.7	Stockholders Consent	54

5.8	Notice of Certain Events	55

5.9	Resignations	55

5.10	Closing Conditions	55

5.11	No Solicitation	55

5.12	Taxes	56

ARTICLE 6 CONDITIONS TO THE CLOSING		59

6.1	Conditions to the Obligations of Buyer	59

6.2	Conditions to the Obligations of the Company	60

ARTICLE 7 ADDITIONAL COVENANTS		60

7.1	Employee Matters	60

7.2	Indemnification of Officers and Directors	61

7.3	Waiver of Conflicts; Jointly Privileged Information	62

7.4	Appointment of the Stockholders’ Representative	63

7.5	Books and Records	64

ARTICLE 8 TERMINATION		64

8.1	Termination	64

8.2	Effect of Termination	65

ARTICLE 9 INDEMNIFICATION		65

9.1	Survival of Representations and Warranties	65

9.2	Indemnification	66

ARTICLE 10 MISCELLANEOUS		71

10.1	Waiver	71

10.2	Entire Agreement; Amendment	71

10.3	Further Assurances	71

10.4	Governing Law	72

10.5	Notices	72

10.6	Counterparts	73

10.7	Assignment	73

10.8	No Third Party Beneficiaries	73

10.9	Severability	73

10.10	Construction	73

10.11	Jurisdiction and Venue; Equitable Remedies	74

10.12	Expenses	75

10.13	No Liability for Forward Looking Statements; No Additional Warranties or Representations; Due Diligence	75

10.14	Guaranty Regarding Buyer’s Obligations	75

Schedules

Schedule 1.1	Liens
Schedule 3	Disclosure Schedule
Section 3.1(b)	Company Stock Ownership and Options
Section 3.3	Subsidiaries and Joint Venture Companies
Section 3.4	Consents and Approvals; No Violation
Section 3.5	Financial Statements
Section 3.6	Absence of Certain Changes
Section 3.8	Taxes
Section 3.9	Employee Benefit Plans
Section 3.10	Company Contracts
Section 3.11	Litigation; Pending Decrees
Section 3.12	Legal Compliance, Permits and Licenses
Section 3.13	Employee Matters
Section 3.14	Title to Properties
Section 3.16	Intellectual Property
Section 3.17	Insurance
Section 3.18	Environmental Matters
Section 3.19	Fees
Section 3.20	Relationships with Related Persons
Section 3.21	Customers and Suppliers

Exhibits

Exhibit A	Form of Escrow Agreement
Exhibit B	Form of Letter of Transmittal
Exhibit C	Written Consent
Exhibit 1(a)(i)	Key Employees
Exhibit 1(a)(ii)	Form of Management Employee Agreements
Exhibit 1(b)(i)	Select Key Employees
Exhibit 1(b)(ii)	Form of Non-Competition Agreements
Exhibit 1(c)(i)	Consultant
Exhibit 1(c)(ii)	Form of Consulting Agreement
Exhibit 2.6	Certificate of Incorporation of Surviving Corporation
Exhibit 2.9	Option Cancellation and Vesting Calculation; Form of Option Surrender Agreements
Exhibit 2.17(a)	Working Capital Calculation
Exhibit 5.1	Interim Operations of the Company
Exhibit 9.2(a)(vii)	9.2(a)(vii) Indemnification
Exhibit 9.2(a)(viii)	9.2(a)(viii) Indemnification
Exhibit 9.2(a)(ix)	9.2(a)(ix) Indemnification
Exhibit 9.2(k)	Release of 9.2(a)(vii) Indemnification Escrow

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (“Agreement”), dated December 1, 2014, by and among (i) C.H. Robinson Company Inc., a Minnesota corporation (“Buyer”); (ii) Jayhawk Merger Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Buyer (“Merger Sub”); (iii) solely with regard to Section 10.14, C.H. Robinson Worldwide, Inc., a Delaware corporation; (iv) FREIGHTQUOTE.COM, INC., a Delaware corporation (the “Company”); and (v) Timothy A. Barton, solely in his capacity as the Stockholders’ Representative. Certain capitalized terms used in this Agreement are defined in Section 1.1.

A. The Company is engaged in the business of providing property freight brokerage, logistics and transportation management services (the “Business”).

B. Buyer, Merger Sub, and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the Delaware General Corporation Law (“DGCL”). Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Buyer.

C. The respective boards of directors of Merger Sub and the Company have approved and declared advisable, and the board of directors of Buyer has approved, this Agreement and the Merger, and the board of directors of the Company has resolved to recommend that its stockholders adopt this Agreement.

D. Effective as of the Closing, Buyer and the individuals listed on Exhibit 1(a)(i) (the “Key Employees”) shall enter into Management-Employee Agreements substantially in the form of Exhibit 1(a)(ii) (the “Employment Agreements”), the individuals listed on Exhibit 1(b)(i) (the “Select Key Employees”) shall enter into Non-Competition Agreements substantially in the form of Exhibit 1(b)(ii) (the “Non-Competition Agreement”), and the individual listed on Exhibit 1(c)(ii) shall enter into a Consulting Agreement substantially in the form of Exhibit 1(c)(ii).

NOW, THEREFORE, in consideration of the covenants and agreements set forth herein, the parties to this Agreement hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Defined Terms. For all purposes of this Agreement, the terms set forth below shall be defined as follows:

“280G Approval” has the meaning set forth in Section 5.7(c).

“Accounting Firm” has the meaning set forth in Section 2.17(d).

“Accounting Principles” means GAAP and, insofar as they are in accordance with GAAP, the same accounting practices, procedures, policies and methods used and applied by Company and its Subsidiaries in the preparation of the Audited Financial Statements as of and for the year ended December 31, 2013.

“Accounting Referee” has the meaning set forth in Section 5.12(a).

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, examination, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with such Person. A Person shall be deemed to control another Person for the purposes of this definition if such Person possesses, directly or indirectly, the power (a) to vote a majority of the equity interests having voting power for the election of directors or managers of such other Person or (b) to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means this Agreement and Plan of Merger.

“Ancillary Documents” means the Escrow Agreement.

“Anti-Boycott Laws” means the 1977 amendments to the U.S. Export Administration Act (50 U.S.C. App. §§ 2401-2420) and the regulations and guidelines issued pursuant thereto, including the Export Administration Regulations (15 C.F.R. Parts 730-774) administered by the Bureau of Industry and Security of the U.S. Department of Commerce.

“Anticorruption Law” has the meaning set forth in Section 3.22(a).

“Antitrust Laws” has the meaning set forth in Section 5.2(d).

“Audited Financial Statements” means the audited consolidated financial statements, including accompanying schedules and notes, of the Company and its Subsidiaries at and for the years ended December 31, 2012, and December 31, 2013.

“Barton” means Timothy A. Barton.

“Barton Note” means that certain promissory note dated February 6, 2012 by and between the Company and the Timothy A. Barton Trust, as amended.

“Barton Voting Agreement” means the voting agreement of Barton agreeing to approve the Freightview Merger Agreement and the transactions contemplated thereby.

“Business” has the meaning set forth in the introductory paragraph.

“Business Day” means any day on which commercial banks are authorized to conduct general business and be open to the public in the State of Missouri and the State of Minnesota, other than any Saturday or Sunday.

“Buyer” has the meaning set forth in the introductory paragraph.

“Buyer Group” has the meaning set forth in Section 9.2(a).

“Buyer Material Adverse Effect” means any effect, individually or in the aggregate, that would prevent or materially impair or delay the ability of Buyer to perform its obligations under this Agreement or any other agreement pertaining to the transactions contemplated hereby or to consummate the transactions contemplated hereby.

“Cash and Cash Equivalents” means, with respect to a given Person and as of a given time, without duplication, (i) cash (excluding restricted cash) and cash equivalents, plus (ii) the value of checks received by such Person prior to such time, but not yet cleared, less (iii) the value, as of such time, of checks written by such Person but not yet cleared, in each case, determined in accordance with the Accounting Principles.

“Certificate” has the meaning set forth in Section 2.11(a).

“Certificate of Merger” has the meaning set forth in Section 2.4.

“Closing” means the closing of the transactions contemplated by this Agreement.

“Closing Date” has the meaning set forth in Section 2.2.

“Closing Date Cash” means all the Cash and Cash Equivalents of the Company and the Company Subsidiaries as of the open of business on the Closing Date.

“Closing Merger Consideration” means the Purchase Price, plus (a) the Estimated Working Capital Adjustment (which may be a positive or negative number), (b) the Estimated Closing Date Cash, (c) the Estimated Closing Tax Asset and (d) the deemed aggregate exercise price of the Vested Options as set forth on Exhibit 2.9, minus (u) the Indemnification Escrow Amount, (v) the Purchase Price Adjustment Escrow Amount, (w) the Special Indemnification Escrow Amount, (x) the Estimated Closing Transaction Expenses, (y) the Pay-Off Amount and (z) the Estimated Closing Tax Liability.

“Closing Per Share Merger Consideration” means (a) the Closing Merger Consideration divided by (b) the Fully Diluted Share Number.

“Closing Tax Asset” means the aggregate amount of all Economic Incentives of, or receivable by, the Company or any Company Subsidiary attributable to any Pre-Closing Tax Period pursuant to GAAP, which will remain outstanding as of the Closing.

“Closing Tax Liability” means the aggregate amount of all federal, state, local or foreign Taxes of, or payable by, the Company or any Company Subsidiary attributable to any Pre-Closing Tax Period which will remain unpaid as of the Closing.

“Closing Working Capital” means the Working Capital as of the open of business on the Closing Date, as determined in accordance with the definitions of “Current Assets”, “Current Liabilities” and “Working Capital.” A sample calculation of “Closing Working Capital” is attached as Exhibit 2.17(a) for illustrative purposes only.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the introductory paragraph.

“Company Board” has the meaning set forth in Section 3.2(a).

“Company Common Stock” means the common stock, par value $.001 per share, of the Company.

“Company IP” has the meaning set forth in Section 3.16(a).

“Company Material Adverse Effect” means a change, event, circumstance, occurrence, fact, or development that is reasonably likely to be, individually or in the aggregate, materially adverse to the condition (financial or otherwise), properties, assets, liabilities, businesses, and results of operations of the Company and the Company Subsidiaries, taken as a whole. Company Material Adverse Effect shall not include any of the following (and in determining whether a Company Material Adverse Effect has occurred none of the following shall be taken into consideration): (a) the effect of any change of any applicable Law or any change in the interpretation thereof, except to the extent that such changes have a disproportionate effect or impact on the Company; (b) changes in GAAP or other applicable accounting principles or changes in the interpretation thereof, except to the extent that such changes have a disproportionate effect or impact on the Company; (c) events (including political disruption, natural disasters, escalation or outbreak of pandemics, hostilities or acts of terrorism) or changes affecting generally the industries in which the Company operates or changes in general economic or regulatory conditions in the United States or in the geographic regions in which the Company operates, except to the extent that such events or changes have a disproportionate effect or impact on the Company; (d) any effects caused by or resulting from any action or forbearance from any action required pursuant to the terms of this Agreement or any exhibit hereto; (e) any effects resulting from or associated with the public announcement of the transactions provided for in this Agreement; (f) any changes in currency exchange rates, except to the extent that such changes have a disproportionate effect or impact on the Company; (g) any actions taken by or on behalf of Buyer; and (h) the failure or inability of the Company to meet any projections, forecasts or estimates of revenues or earnings (provided, however, that the exception in this clause shall not in any way prevent or otherwise affect a determination that any circumstance underlying such failure has resulted in, or contributed to a Company Material Adverse Effect).

“Company-Owned IP” has the meaning set forth in Section 3.16(b).

“Company Registered IP” has the meaning set forth in Section 3.16(a).

“Company Subsidiaries” means Twin Modal, Inc., a Minnesota corporation, Rockwell Transportation Services, LLC, a Delaware limited liability company, Rockwell Freight Forwarding, LLC, a Delaware limited liability company, Enterprise TMS LLC, a Kansas limited liability company, and FQ Real Estate Holdings, LLC, a Missouri limited liability company.

“Company Transaction Expenses” means (i) all fees and expenses remaining unpaid as of the open of business on the Closing Date incurred by the Company and any of its Affiliates at or prior to the Closing in connection with the preparation, negotiation and execution of this Agreement and the Ancillary Documents and the performance and consummation of the Merger and the other transactions contemplated hereby and thereby, including the costs and expenses associated with the director and officer indemnification insurance policy required by Section 7.2; and (ii) all transaction bonuses or commissions and all retention, stay-pay, deferred compensation, change-in-control or similar payments triggered or accelerated by consummation of the Merger and the other transactions contemplated hereby or granted in contemplation of the same, in all cases remaining unpaid as of the open of business on the Closing Date.

“Consideration Spreadsheet” has the meaning set forth in Section 2.18(a).

“Continuing Employees” has the meaning set forth in Section 7.1(a).

“Contract” means any written or oral agreement or contract or legally binding promise or understanding: (i) under which a Person has any rights; or (ii) under which such Person is subject to any obligation or liability.

“Current Assets” means the amount that would, in conformity with Accounting Principles, be included in “total current assets” on the consolidated balance sheet of the Company as of the open of business on the Closing Date (including the categories identified on Exhibit 2.17(a)); provided, however, that Current Assets shall not include (a) Cash and Cash Equivalents, (b) any assets related to Indebtedness or Company Transaction Expenses, (c) any assets related to Tax, whether current or deferred, (d) the Barton Note, and (e) any assets related to Economic Incentives.

“Current Liabilities” means the amount that would, in conformity with the Accounting Principles, be included in “total current liabilities” on the consolidated balance sheet of the Company as of the open of business on the Closing Date (including the categories identified on Exhibit 2.17(a); provided, however, that Current Liabilities shall not include (a) any Indebtedness, (b) any Company Transaction Expenses, and (c) any liabilities related to Tax, whether current or deferred; provided further that Current Liabilities shall include (i) an accrual for the 2014 Management Incentive Bonuses to be paid to employees of the Company and the Companies Subsidiaries after the Closing Date; and (ii) all company payroll Taxes arising before, on or after the Closing Date, as a result of the consummation of the Transactions, including all payroll Taxes related to the Vested Options and any other bonus compensation or other arrangement.

“Damages” has the meaning set forth in Section 9.2(a).

“Deductible” has the meaning set forth in Section 9.2(d)(i).

“DGCL” has the meaning set forth in the introductory paragraph.

“Disclosure Schedule” has the meaning set forth in Article 3.

“Dissenting Shares” has the meaning set forth in Section 2.10.

“DOJ” has the meaning set forth in Section 5.2(a).

“Economic Incentives” means the (i) tax increment financing reimbursements in the maximum amount of $12,151,252 of costs pursuant to the Agreement between the Increment Financing Commission of Kansas City, Missouri and FQ Real Estate Holdings LLC (“FQ”) for the Implementation of the Carondelet Drive Tax Increment Financing Plan dated March 13, 2013; (ii) the real property and personal property tax exemptions and other rights described in the Project Improvements Lease Agreement dated as of December 1, 2012, between FQ and the City of Kansas City (the “City”) and the Project Equipment Lease Agreement dated as of December 1, 2012, between FQ and the City, as established pursuant to the City’s Taxable Industrial Revenue Bond (Freightquote Project – Project Improvements) Series 2012H-1 issued in the principal amount of $44,000,000 and the City’s Taxable Industrial Revenue Bond

(Freightquote Project – Project Equipment) Series 2012H-2 issued in the principal amount of $11,000,000 (the Series 2012H-1 and Series 2012H-2 bonds are collectively referred to herein as the “Ch. 100 Bonds”) and each Trust Indenture between the City and UMB Bank, N.A., as trustee, relating to the Ch. 100 Bonds; (iii) the tax credits and other benefits and rights described in and related to the Program Agreement between the Company and the Missouri Development Finance Board “MDFB”) dated as of March 1, 2013, as established pursuant to the Build Missouri Revenue Bonds (Freightquote.com, Inc. Project) Series 2013 issued by MDFB in the initial principal amount of up to $7,226,700 (the “BUILD Missouri Bonds,” and together with the Ch. 100 Bonds, the “Bonds”) and the related Trust Indenture dated as of March 1, 2013 between MDFB and UMB Bank, N.A. a trustee, and Loan Agreement between MDFB and the Company dated as of March 1, 2013; and (iv) the tax credits and ability to retain state withholding tax pursuant to the Missouri Quality Jobs program in accordance with that program as set forth in the proposal to Mr. David Frantze relating to Project Apple from the Missouri Department of Economic Development (“DED”) dated May 24, 2012, the Notice of Intent on behalf of the Company from Abbey E. Caton to DED dated June 5, 2013, and the approval letter from DED to the Company dated June 14, 2013.

“Economic Incentive Agreement” means any agreement relating to an Economic Incentive.

“Effective Time” has the meaning given to such term in Section 2.4.

“Employment Agreements” are the agreements to be entered into with the individuals listed on Exhibit 1(a)(i).

“Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Environmental Laws” means any federal, state, or local statute, ordinance, regulation, or code of a Governmental Entity, any final judgment, writ, decree or order of a Governmental Entity or any agreement with a Governmental Entity to which the Company is a party specifically with respect to the properties owned, used or leased by the Company related to (a) the protection, preservation or restoration of the environment (including air, water vapor, surface water, ground water, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (b) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release, threatened release, distribution, labeling, testing, discharge, control, cleanup or disposal of any Hazardous Substances. “Environmental Laws” include: the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. §9601, et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. §6901, et seq.; the Clean Air Act, as amended, 42 U.S.C. §7401, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. §1251, et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. §2601, et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. §11001, et seq.; the Safe Drinking Water Act, 42 U.S.C. §300f, et seq.; the Oil Pollution Act of 1990, 33 U.S.C. § 2701, et seq.; the Federal Food Drug and Cosmetic Act, 21 U.S.C. § 301, et seq.; the Hazardous Materials Transportation Uniform Safety Act, as amended, 49 U.S.C. § 5101, et seq.; the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. 651 et seq.; and the rules and regulations promulgated thereunder.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time.

“ERISA Affiliate” means each entity that is treated as a single employer with the Company for purposes of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“Escrow Agent” means U.S. Bank National Association, a national banking association.

“Escrow Agreement” means the Escrow Agreement to be entered into by Buyer, the Stockholders’ Representative and the Escrow Agent at the Closing, substantially in the form of Exhibit A.

“Escrow Funds” has the meaning set forth in Section 2.12(c).

“Estimated Closing Date Cash” means the Company’s good faith estimate of the Closing Date Cash as of the open of business on the Closing Date.

“Estimated Closing Date Working Capital” has the meaning set forth in Section 2.17(a).

“Estimated Closing Tax Asset” has the meaning set forth in Section 2.17(a).

“Estimated Closing Tax Liability” has the meaning set forth in Section 2.17(a).

“Estimated Closing Transaction Expenses” means the Company’s good faith estimate of Company Transaction Expenses remaining unpaid as of the open of business on the Closing Date (including a list of each such unpaid Company Transaction Expense and the Person to whom such expense is owed).

“Estimated Working Capital Adjustment,” which can be a positive or negative number, means Estimated Closing Date Working Capital minus Minimum Closing Date Working Capital.

“Exchange Agent” has the meaning set forth in Section 2.11(b).

“Export Controls” has the meaning set forth in Section 3.23(b).

“FCPA” has the meaning set forth in Section 3.22(a)

“Final Working Capital Adjustment” means Closing Working Capital, minus Estimated Closing Date Working Capital, which can be a positive or negative number in every case.

“Financial Statements” means (i) the Audited Financial Statements and (ii) the Interim Financial Statements.

“Forward-Looking Statements” has the meaning set forth in Section 10.13.

“Freightview Merger Agreement” means the Agreement and Plan of Merger among the Buyer, Bridger Merger Subsidiary, Inc., a Kansas corporation and a wholly owned subsidiary of Buyer, Freightview, Inc., a Kansas corporation, and Timothy A. Barton, solely in his capacity as the Stockholders’ Representative, whereby Bridger Merger Subsidiary, Inc. will merge with and into Freightview, Inc., with Freightview, Inc. surviving the merger and becoming a wholly owned subsidiary of Buyer.

“FTC” has the meaning set forth in Section 5.2(a).

“Fully Diluted Share Number” means (a) the aggregate number of Shares outstanding immediately prior to the Effective Time (other than Shares owned by the Company or any of its direct or indirect wholly owned Subsidiaries which are to be cancelled and retired in accordance with Section 2.8(a)) plus (b) the deemed aggregate number of Shares issuable upon exercise of Vested Options as set forth on Exhibit 2.9.

“Fundamental Representations” has the meaning set forth in Section 9.1.

“GAAP” means United States generally accepted accounting principles.

“General Cap” has the meaning set forth in Section 9.2(d)(ii).

“Governmental Entity” means any national, federal, state, county, municipal, local, or foreign government, other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory, tribunal, taxing, or administrative functions of or pertaining to government, and any arbitrator or arbitral body or panel, department, ministry, instrumentality, agency, court, commission, or body of competent jurisdiction.

“Government Official” has the meaning set forth in Section 3.22(f).

“Group” has the meaning set forth in Section 13(d) of the Securities Exchange Act of 1934, as amended.

“Guarantor” has the meaning set forth in Section 10.14.

“Hazardous Substance” means any substance which is listed, defined, designated or classified as hazardous, toxic, or radioactive, whether by type or by quantity, or otherwise is regulated, under any Environmental Law. Hazardous Substances include petroleum products and any derivative or by-product thereof, asbestos, radioactive materials and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Import Laws” has the meaning set forth in Section 3.23(d).

“Inbound License” has the meaning set forth in Section 3.16(b).

“Indebtedness” means, without duplication and with respect to the Company and the Company Subsidiaries, all (a) indebtedness for borrowed money; (b) obligations for the deferred purchase price of property or services (other than Current Liabilities taken into account in the calculation of Closing Working Capital); (c) long or short-term obligations evidenced by notes, bonds, debentures or other similar instruments; (d) obligations under any interest rate, currency swap or other hedging agreement or arrangement; (e) capital lease obligations; (f) reimbursement obligations under any letter of credit, banker’s acceptance or similar credit transactions; (g) guarantees made by the Company on behalf of any third party in respect of obligations of the kind referred to in the foregoing clauses (a) through (f); and (h) any unpaid interest, prepayment penalties, premiums, costs and fees that would arise or become due as a result of the prepayment of any of the obligations referred to in the foregoing clauses (a) through (g). For the avoidance of doubt, “Indebtedness” excludes any indebtedness related to the Economic Incentives; provided further that any Indebtedness of the Company and the Company Subsidiaries to Bank of America described on Section 3.10(a)(iv) of the Disclosure Schedule shall be included in “Indebtedness.”

“Indemnification Escrow Amount” means $27,375,000.

“Indemnification Escrow Fund” has the meaning set forth in Section 2.12(a).

“Indemnified Party” has the meaning set forth in Section 9.2(c)(i).

“Indemnifying Party” has the meaning set forth in Section 9.2(c)(i).

“Intellectual Property” has the meaning set forth in Section 3.16(a).

“Intellectual Property Agreements” has the meaning set forth in Section 3.16(b).

“Interim Financial Statements” means the unaudited consolidated interim financial statements of the Company and its Subsidiaries as of and for the 9-month period ended September 30, 2014.

“IRS” means the United States Internal Revenue Service.

“IT Assets” mean the software, information technology equipment, databases, websites, e-commerce platforms and associated documentation used in connection with the operation of the Company’s and the Company Subsidiaries’ business as presently conducted.

“Jointly Privileged Information” has the meaning set forth in Section 7.3(b).

“Key Employees” has the meaning set forth in the introductory paragraphs.

“Knowledge of the Company,” or words of similar import, means the actual knowledge, after reasonable investigation, of any of the Chairman, Chief Executive Officer, Chief Financial Officer, Chief Information Officer or Vice President of Finance of the Company, as the case may be, as of the time the determination of knowledge is being made.

“Laws” means any statute, law, ordinance, rule, regulation or agency requirement.

“Leased Real Property” has the meaning set forth in Section 3.14(b).

“Letter of Transmittal” has the meaning set forth in Section 2.11(c) and is in the form of Exhibit B.

“License” has the meaning set forth in Section 3.23(c).

“Lien” means any mortgage, pledge, charge, claim, security interest, or other encumbrance upon, or conditional assignment of, any property or asset.

“Majority Holders” has the meaning set forth in Section 7.4(b).

“Material Contract” has the meaning set forth in Section 3.10(a).

“Material Customers” has the meaning set forth in Section 3.21.

“Material Suppliers” has the meaning set forth in Section 3.21.

“Merger” has the meaning set forth in the introductory paragraph.

“Merger Consideration” means the Closing Merger Consideration, together with those portions of the Escrow Funds and the Post-Closing Adjustment (if any) that the Stockholders and the Vested Optionholders become entitled to receive pursuant to the terms of this Agreement and the Escrow Agreement.

“Merger Sub” has the meaning set forth in the introductory paragraph.

“Minimum Closing Date Working Capital” means $7,650,000.

“Non-Competition Agreements” are the agreements to be entered into with the individuals listed on Exhibit 1(b)(i).

“Notice of Disagreement” has the meaning given that term in Section 2.17(c)(i).

“Obligations” has the meaning set forth in Section 10.14.

“Open Source Software” means any software distributed under any license that requires that any other software incorporated into, derived from, or distributed with such software (i) be disclosed, distributed or made available in source code form, or (ii) be licensed for the purposes of preparing derivative works.

“Option” means any option to purchase Company Common Stock granted under the Stock Option Plan and still outstanding as of the date hereof, as set forth in Section 3.1(b)(ii) of the Disclosure Schedule.

“Optionholder” means a holder of an Option.

“Outbound License” has the meaning set forth in Section 3.16(b).

“Pay-Off Amount” has the meaning set forth in Section 2.3(a)(vi).

“Permitted Encumbrance” means (a) Liens with respect to current Taxes not yet delinquent or which are being contested in good faith by appropriate proceedings and as to which appropriate reserves have been taken on the Financial Statements or on the Company’s books and records since December 31, 2013, (b) Liens with respect to the Company’s leasehold interests in any real property, (c) any carrier’s, warehousemen’s, mechanic’s, materialmen’s, repairmen’s or other similar Liens arising in the ordinary course of business, (d) such other imperfections of title as do not materially interfere with the intended use and operation of the property or assets to which they relate or materially detract from the value of such property or assets, (e) Encumbrances incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations, (f) Liens arising under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business or that arose or were created in the ordinary course of business, and (g) the Liens listed in Section 1.1 of the Disclosure Schedule that will be terminated at Closing.

“Person” means any individual, corporation (including any nonprofit corporation), foundation, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union or other entity or Governmental Entity.

“Plan” means each employee benefit plan (as defined in Section 3(3) of ERISA), non-qualified deferred compensation, pension, retirement, compensation, employment, profit sharing, incentive, retention, vacation, paid time off, welfare, fringe benefit, stock option, bonus, severance, change of control, stock bonus, stock purchase, or other material employee benefit plan, agreement, policy, program or arrangement, including any trust or other funding agreement with a custodian or a trustee for funds held thereunder.

“Post-Closing Adjustment” has the meaning set forth in Section 2.17(b)(ii).

“Post-Closing Buyer Covenant” has the meaning set forth in Section 9.2(b)(iii).

“Post-Closing Statement” has the meaning set forth in Section 2.17(b)(i).

“Pre-Closing Statement” has the meaning set forth in Section 2.17(a).

“Pre-Closing Tax Period” means (a) any Tax period ending on or before the Closing Date and (b) with respect to a Straddle Period, any portion thereof ending on and including the Closing Date.

“Pre-Closing Taxes” has the meaning set forth in Section 9.2(a)(iii).

“Privacy Statement” has the meaning set forth in Section 3.16(h).

“Pro Rata Share” means, with respect to any Stockholder or Vested Optionholder, such Person’s ownership interest in the Company as of immediately prior to the Effective Time, determined by dividing (a) the aggregate number of Shares owned of record by such Person as of immediately prior to the Effective Time and the aggregate number of Shares issuable upon exercise of all Vested Options held by such Person as of immediately prior to the Effective Time, as applicable, by (b) the Fully Diluted Share Number.

“Purchase Price” means $365 million.

“Purchase Price Adjustment Escrow Amount” means $10 million.

“Purchase Price Adjustment Escrow Fund” has the meaning set forth in Section 2.12(b).

“Real Property Lease” has the meaning set forth in Section 3.13(b).

“Redevelopment Project Costs” has the meaning set forth in Section 3.8(p).

“Requisite Stockholder Consent” has the meaning set forth in Section 3.2(a).

“Restricted Party” means any Person: (a) named on the Specially Designated Nationals List maintained by the Office of Foreign Assets Control of the U.S. Department of Treasury; (b) named on the Entity List, the Unverified List or the Denied Persons List maintained by the Bureau of Industry and Security of the U.S. Department of Commerce; (c) named on the Debarred List maintained by the U.S. Department of State Directorate of Defense Trade Controls; (d) named in any Executive Order or any Annex to any Executive Order issued by the President, as a party with whom transactions by U.S. parties are prohibited; (e) that is otherwise identified in writing by the United States government as a Person with whom or with which conducting business would constitute a violation of U.S. Laws; (f) included on any similar lists maintained by any other applicable non-U.S. government; or (g) whose property has been blocked, or is subject to seizure, forfeiture or confiscation, by any U.S. state or federal government.

“Select Key Employees” has the meaning set forth in the introductory paragraphs.

“Shares” means the shares of Company Common Stock.

“Special Indemnification Escrow Amount” means $10 million.

“Special Indemnification Escrow Fund” has the meaning set forth in Section 2.12(c).

“Stock Option Plan” means the Amended and Restated freightquote.com, inc. 1999 Equity Incentive Plan.

“Stockholder” means a holder of Company Common Stock.

“Stockholder Group” has the meaning set forth in Section 9.2(b).

“Stockholder Notice” has the meaning set forth in Section 5.7(b).

“Stockholders’ Representative” means Timothy A. Barton or any successor to Mr. Barton appointed pursuant to Section 7.4(b).

“Straddle Period” means any complete Tax period of the Company relating to any Tax that includes but does not end on the Closing Date.

“Subsidiary” means with respect to any Person (the “Owner”), any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation’s or other Person’s board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by the Owner or one or more of its Subsidiaries.

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Takeover Proposal” has the meaning set forth in Section 5.11(b).

“Tax” or “Taxes” means any tax, assessment, levy, duty, tariff, impost or other charge in the nature of a tax (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, goods and services tax, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, alternative or add-on minimum, or estimated tax, or any escheat or unclaimed property.

“Tax Claim” has the meaning set forth in Section 5.12(e).

“Tax Returns” means any return, report, declaration, refund claim, information return or other statement relating to Taxes, including any schedule, exhibit or other attachment thereto or amendment or substitute thereto or therefor.

“Terminating Buyer Breach” has the meaning set forth in Section 8.1(d).

“Terminating Company Breach” has the meaning set forth in Section 8.1(c).

“Termination Date” has the meaning set forth in Section 8.1(b).

“TIF Agreement” has the meaning set forth in Section 3.8(p).

“TIF Commission” has the meaning set forth in Section 3.8(p).

“Vested Option” means an Option that is vested immediately prior to the Effective Time, as set forth on Exhibit 2.9.

“Vested Optionholder” means a holder of a Vested Option, as set forth on Exhibit 2.9.

“Waived 280G Benefits” has the meaning set forth in Section 5.7(c).

“Working Capital” means total Current Assets minus total Current Liabilities, calculated in accordance with the Accounting Principles.

“Written Consent” has the meaning set forth in Section 5.7(a).

1.2 Other Interpretational Matters. The headings contained in this Agreement are for convenience of reference only and shall in no way affect the meaning or interpretation of this Agreement. Unless the context of this Agreement expressly otherwise indicates: (a) any singular term in this Agreement will include the plural, and any plural term will include the singular, (b) any reference to gender shall be deemed to include the masculine, feminine, and neuter, (c) “include”, “includes” and “including” shall be deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import, (d) any Law defined or referred to herein means such Law as from time to time amended, modified or supplemented, including by succession of comparable successor Laws, (e) references to a Person are, unless the context otherwise requires, also to its successors and permitted assigns, (f) the word “or” shall not be exclusive, (g) any term defined herein by reference to any Law has such meaning whether or not such Law is in effect, (h) “shall” and “will” have equal force and effect, and (i) “hereof”, “herein”, “hereunder” and comparable terms refer to the entire instrument in which such terms are used and not to any particular article, section or other subdivision thereof or attachment thereto. All of the parties to this Agreement are represented by legal counsel, and all parties have participated in the drafting hereof, and no inference shall be drawn in favor of one party over another in respect of any interpretational issues in respect of this Agreement.

ARTICLE 2

THE MERGER

2.1 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, (a) Merger Sub will merge with and into the Company, and (b) the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under the DGCL as the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”).

2.2 The Closing. Subject to satisfaction or waiver of the conditions to Closing set forth in Sections 6.1 and 6.2, the Closing shall take place at the offices of Husch Blackwell LLP, 4801 Main Street, Kansas City, Missouri at 10:00 a.m., local time, on (i) January 1, 2015, (ii) if the conditions to Closing shall not have been satisfied or waived by that date, the second Business Day after the satisfaction or waiver of the Closing conditions set forth in this Agreement (other than conditions that by their nature are to be satisfied at Closing, but subject to satisfaction and waiver of those conditions) or (iii) at such other place or at such other time as Buyer and the Company mutually may agree (the date of the Closing being referred to herein as the “Closing Date”).

2.3 Closing Deliverables.

(a) At or prior to the Closing, the Company shall deliver to Buyer the following:

(i) the Escrow Agreement duly executed by the Stockholders’ Representative;

(ii) resignations, or evidence of removal, of the directors and officers of the Company and the Company Subsidiaries pursuant to the requirements of Section 5.9;

(iii) a certificate, dated the Closing Date and signed by a duly authorized officer of Company, that the conditions set forth in Sections 6.1(b), (c) and (f) have been satisfied;

(iv) at least three Business Days prior to the Closing, the Pre-Closing Statement and the Consideration Spreadsheet;

(v) a certificate certifying any facts that would exempt the transactions contemplated hereby from withholding pursuant to Section 1445 of the Code;

(vi) adopted resolutions terminating any defined contribution plans sponsored by the Company (or any Company Subsidiary), effective as of the day prior to the Closing Date;

(vii) with respect to any Indebtedness of the Company and the Company Subsidiaries, (1) one or more payoff letters, setting forth all amounts necessary to be paid by the Company or its applicable Subsidiary on or before the Closing Date to fully pay off such Indebtedness (in the aggregate, the “Pay-Off Amount”), and (2) in the case of any such Indebtedness that is secured by a Lien, one or more Lien-release letters stating that all such Liens have been or will be released, in each case in a form reasonably acceptable to Buyer and executed by the applicable lender;

(viii) properly completed and executed Letters of Transmittal from each stockholder who executed the Written Consent, together with any other Letter of Transmittal received by the Company on or before the Closing Date; and

(ix) such other documents or instruments as Buyer reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.

(b) At or prior to the Closing, Buyer shall deliver to the Company (or such other Person as may be specified herein) the following:

(i) the Escrow Agreement duly executed by Buyer and the Escrow Agent;

(ii) payment to the Exchange Agent by wire transfer of immediately available funds an amount equal to the aggregate Closing Merger Consideration payable to Stockholders pursuant to Section 2.8, as set forth on the Consideration Spreadsheet;

(iii) payment to the Company by wire transfer of immediately available funds an amount equal to the aggregate Closing Merger Consideration payable to Vested Optionholders pursuant to Section 2.9(a), as set forth on the Consideration Spreadsheet;

(iv) payment to the Escrow Agent by wire transfer of immediately available funds the Indemnification Escrow Amount, the Purchase Price Adjustment Escrow Amount and the Special Indemnification Escrow Amount as set forth in Section 2.12;

(v) payment to third parties by wire transfer of immediately available funds that amount of money due and owing from the Company to such third parties as Indebtedness or Company Transaction Expenses, as set forth on the Pre-Closing Statement (provided that if the Closing Date is not a Business Day, such payment shall be made the first Business Day after the Closing Date);

(vi) payment to the applicable third parties of the Pay-Off Amount by wire transfer of immediately available funds (provided that if the Closing Date is not a Business Day, such payment shall be made the first Business Day after the Closing Date);

(vii) a certificate, dated the Closing Date and signed by a duly authorized officer of Buyer, that the conditions set forth in Sections 6.2(b) and (c) have been satisfied; and

(viii) such other documents or instruments as the Company reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.

2.4 Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company, Buyer and Merger Sub shall cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL; provided that if the Closing occurs on January 1, 2015, Buyer and Merger Sub shall cause the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware on December 31, 2014 with a delayed effective time of 12:01 a.m. local time on January 1, 2015. The Merger shall become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by the Company and Buyer in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

2.5 Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.

2.6 Certificate of Incorporation; By-laws. At the Effective Time, (a) the certificate of incorporation of the Surviving Corporation shall be amended and restated by action of the Merger to read in its entirety as set forth in Exhibit 2.6 until thereafter amended in accordance with the terms thereof or as provided by applicable Law, and (b) the by-laws of Merger Sub as in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation until thereafter amended in accordance with the terms thereof, the certificate of incorporation of the Surviving Corporation or as provided by applicable Law; provided, however, that the name of the corporation set forth therein shall be changed to the name of the Company.

2.7 Directors and Officers. The parties shall use their commercially reasonable efforts to ensure that the directors and officers of Merger Sub, in each case, immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

2.8 Effect of the Merger on Company Common Stock. At the Effective Time, as a result of the Merger and without any action on the part of Buyer, Merger Sub, the Company or any Stockholder:

(a) Cancellation of Certain Company Common Stock. Shares that are owned by the Company (as treasury stock or otherwise) or any of its direct or indirect wholly owned Subsidiaries shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b) Conversion of Company Common Stock. Each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares to be cancelled and retired in accordance with Section 2.8(a), and (ii) Dissenting Shares) shall be converted into the right to receive the Closing Per Share Merger Consideration, in cash, without interest, together with any amounts that may become payable in respect of such Share in the future from the Escrow Funds as provided in this Agreement and the Escrow Agreement or in respect of the Post-Closing Adjustment, at the respective times and subject to the contingencies specified herein and therein.

(c) Conversion of Merger Sub Capital Stock. Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

2.9 Treatment of Options and Corporate Actions.

(a) At the Effective Time, (i) each Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested or exercisable, shall be, by virtue of the Merger and without any action on the part of Buyer, Merger Sub, the Company, the Optionholder or any other Person, cancelled and each Optionholder shall cease to have any rights with respect thereto, and (ii) each Vested Optionholder, as shown on Exhibit 2.9, shall be entitled to receive with respect to such Vested Option the sum of (A) the amount in cash, without interest, equal to the product of (x) the aggregate number of Shares subject to such Vested Option, multiplied by (y) the excess, if any, of the Closing Per Share Merger Consideration over the per share exercise price of such Vested Option as set forth on Exhibit 2.9, and (B) any amounts that may become payable in respect of such Vested Option in the future from the Escrow Funds as provided in this Agreement and the Escrow Agreement or in respect of the Post-Closing Adjustment, in each case, at the respective times and subject to the contingencies specified herein and therein. For the avoidance of doubt, in the event the sum of clauses (A) and (B) is less than or equal to zero in respect of an Optionholder’s Vested Options, then such Optionholder shall receive no consideration for such Vested Options. As a condition to the receipt of the foregoing consideration provided in this Section 2.9(a), each Vested Optionholder shall agree and acknowledge in an option surrender agreement substantially in the form of Exhibit 2.9 hereto (each, an “Option Surrender Agreement”), that such Optionholder (A) approves of this Agreement and the Ancillary Documents and all the arrangements relating thereto, (B) approves the appointment of the Stockholders’ Representative in accordance with the terms of this Agreement, (C) represents and warrants that it is the owner of all Vested Options shown on Exhibit 2.9 as held by such Vested Optionholder free and clear of all Liens and (D) acknowledges that such Vested Optionholder’s portion of the Merger Consideration, payable in accordance with the terms of this Section 2.9(a), constitutes all of the consideration that such Vested Optionholder is entitled to receive with respect to the Vested Options held by such Vested Optionholder. After the Effective Time, each Vested Optionholder shall only be entitled to the payments described in this Section 2.9(a).

(b) At or prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board, as applicable, shall adopt any resolutions and take any actions necessary to effectuate the provisions of Section 2.9(a) and to (x) terminate, effective as of the Effective Time, the Stock Option Plan and any other plan, program or arrangement (or provision thereof) for the issuance or grant of any interest in respect of the Shares and (y) ensure that neither Buyer, the Company nor any of their Subsidiaries will, as of the Effective Time, be bound by any rights under the Stock Option Plan or any other plan, program or arrangement (or provision thereof) for the issuance or grant of any interest in respect of the Shares or other rights in respect of, the capital stock of the Company, the Surviving Corporation or any of their Subsidiaries, except the obligation to make, and the right of a Vested Optionholder to receive, the payments contemplated by Section 2.9(a) in cancellation and settlement of Vested Options.

2.10 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, including Section 2.8, Shares issued and outstanding immediately prior to the Effective Time (other than Shares cancelled in accordance with Section 2.8(a)) and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised appraisal rights of such Shares in accordance with Section 262 of the DGCL (such Shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the DGCL with respect to such Shares) shall not be converted into a right to receive a portion of the Merger Consideration, but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the portion of the Merger Consideration, if any, to which such holder is entitled pursuant to Section 2.8(b), without interest thereon. The Company shall provide Buyer prompt written notice of any demands received by the Company for appraisal of Shares, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL that relates to such demand, and Buyer shall have the opportunity and right to direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of Buyer, the Company shall not make any payment with respect to, or settle or offer to settle, any such demands.

2.11 Surrender and Payment.

(a) At the Effective Time, all Shares and all Options outstanding immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, and, subject to Section 2.10, each holder of a certificate formerly representing any Shares (each, a “Certificate”) and each holder of an Option shall cease to have any rights as a stockholder of the Company or a holder of Options.

(b) Prior to the Effective Time, Buyer shall appoint the Escrow Agent to act as the exchange agent in the Merger (the “Exchange Agent”).

(c) As promptly as practicable following the date hereof and in any event not later than ten Business Days thereafter, unless previously delivered by the Company, the Exchange Agent shall mail to each holder of Company Common Stock a letter of transmittal in substantially the form attached as Exhibit B (a “Letter of Transmittal”) and instructions for use in effecting the surrender of Certificates in exchange for the applicable portion of Merger Consideration pursuant to Section 2.8(b). The Exchange Agent shall, no later than the later of (i) the Closing Date (or if the Closing Date is not a Business Day, the first Business Day after the Closing Date) or (ii) two Business Days after receipt of a Certificate, together with a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto, and any other customary documents that the Exchange Agent may reasonably require in connection therewith, pay to the holder of such Certificate a cash amount as provided in Section 2.8(b) with respect to such Certificate so surrendered and the Certificate shall forthwith be cancelled. Unless otherwise provided herein, no interest shall be paid or shall accrue on any cash payable upon surrender of any Certificate. Until so surrendered, each outstanding Certificate that prior to the Effective Time represented Shares (other than Dissenting Shares) shall be deemed from and after the Effective Time, for all purposes, to evidence the right to receive the portion of the Merger Consideration as provided in Section 2.8(b). If after the Effective Time, any Certificate is presented to the Exchange Agent, it shall be cancelled and exchanged as provided in this Section 2.11.

(d) With respect to a Vested Optionholder, Buyer shall cause the Surviving Corporation to pay to such Vested Optionholder on the Closing Date (or if the Closing Date is not a Business Day, the first Business Day after the Closing Date), the cash amount as provided in Section 2.9(a) and the Consideration Spreadsheet, less any required Tax withholding. For payments made, if any, to a Vested Optionholder pursuant to other provisions of this Agreement on a date after the Closing Date, the Stockholders’ Representative and Buyer will cooperate to promptly make such payments in a manner (including through the Surviving Corporation or its applicable Affiliate, if applicable) that ensures proper Tax withholding and information reporting, as required by applicable Law and, subject to the foregoing, to ensure that payments are paid on the same schedule and under the same terms and conditions as apply to payments to Stockholders generally.

(e) Each Stockholder and each Vested Optionholder set forth in Exhibit 2.9 shall also be entitled to any amounts that may be payable in the future in respect of the Shares formerly represented by such Stockholder’s Certificate and such Vested Optionholder’s cancelled Vested Options from the Escrow Funds as provided in this Agreement and the Escrow Agreement and on account of the Post-Closing Adjustment, at the respective time and subject to the contingencies specified herein and therein. Unless otherwise provided herein, no interest shall be paid or accrued for the benefit of Stockholders or Vested Optionholders on the Merger Consideration.

(f) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition to such payment that (i) such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer, and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Tax required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(g) Any portion of the Merger Consideration that remains unclaimed by the Stockholders six months after the Effective Time shall be returned to Buyer, upon demand, and any such Stockholder who has not exchanged Certificates for the Merger Consideration in accordance with this Section 2.11 prior to that time shall thereafter look only to Buyer for payment of the Merger Consideration; provided, that any such portion of the Merger Consideration payable from the Escrow Funds shall be held and distributed to the Persons entitled thereof in accordance with the terms of this Agreement and the Escrow Agreement, at the respective times and subject to the contingencies specified herein and therein and any portion of the Post-Closing Adjustment to which the Stockholders may become entitled shall become payable at the times and subject to the contingencies specified herein. Notwithstanding the foregoing, Buyer shall not be liable to any holder of Certificates for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any amounts remaining unclaimed by Stockholders one year after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) shall become, to the extent permitted by applicable Law, the property of Buyer free and clear of any claims or interest of any Person previously entitled thereto.

(h) Any portion of the Merger Consideration made available to the Exchange Agent in respect of any Dissenting Shares shall be returned to Buyer, upon demand.

2.12 Escrow Funds. In accordance with the Escrow Agreement, Buyer shall deposit or cause to be deposited with the Escrow Agent:

(a) the Indemnification Escrow Amount (such amount, including any interest or other amounts earned thereon and less any disbursements therefrom in accordance with the Escrow Agreement, the “Indemnification Escrow Fund”), to be held for the purpose of securing the indemnification obligations of the Stockholders and Vested Optionholders set forth in this Agreement;

(b) the Purchase Price Adjustment Escrow Amount (such amount, including any interest or other amounts earned thereon and less any disbursements therefrom in accordance with the Escrow Agreement, the “Purchase Price Adjustment Escrow Fund”), to be held for the purpose of securing the obligations of the Stockholders and Vested Optionholders in Section 2.17(e); and

(c) the Special Indemnification Escrow Amount (such amount, including any interest or other amounts earned thereon and less any disbursements therefrom in accordance with the Escrow Agreement, the “Special Indemnification Escrow Fund” and together with the Indemnification Escrow Fund and the Purchase Price Adjustment Escrow Fund, the “Escrow Funds”), to be held for the purpose of securing the indemnification obligations of the Stockholders and Vested Optionholders set forth in Exhibit 9.2(a)(vii).

2.13 No Further Ownership Rights in Company Common Stock And Options. All Merger Consideration paid or payable upon the surrender of Certificates, and the cancellation of Options, in accordance with the terms hereof shall be deemed to have been paid or payable in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificate and such Options, and from and after the Effective Time, there shall be no further registration of transfers of Shares on the stock transfer books of the Surviving Corporation. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2 and elsewhere in this Agreement.

2.14 Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding Shares shall occur, including by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of Shares, or any stock dividend or distribution paid in stock, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such change.

2.15 Withholding Rights. Each of the Exchange Agent, Buyer, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 such amounts as may be required to be deducted and withheld with respect to the making of such payment under any provision of Tax Law. To the extent that amounts are so deducted and withheld by the Exchange Agent, Buyer, Merger Sub or the Surviving Corporation, as the case may be, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Exchange Agent, Buyer, Merger Sub or the Surviving Corporation, as the case may be, made such deduction and withholding.

2.16 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Buyer, the posting by such Person of a bond, in such reasonable amount as Buyer may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the Shares formerly represented by such Certificate as contemplated under this Article 2.

2.17 Calculation of Merger Consideration.

(a) Pre-Closing Statement. At least three Business Days before the Closing, the Company shall prepare and deliver to Buyer a statement (the “Pre-Closing Statement”) setting forth its good faith estimate of (i) Closing Working Capital (the “Estimated Closing Date Working Capital”), (ii) a calculation of the resulting Estimated Working Capital Adjustment, (iii) the Estimated Closing Date Cash, (iv) the Closing Tax Asset (the “Estimated Closing Tax Asset”), (v) the Estimated Closing Transaction Expenses, (vi) the Pay-Off Amount, (vii) the Closing Tax Liability (the “Estimated Closing Tax Liability”) and (viii) the resulting calculation of Closing Merger Consideration and Closing Per Share Merger Consideration. Buyer shall be entitled to review, comment on and request reasonable changes to the Pre-Closing Statement, and the Company shall consult and confer with Buyer and consider in good faith any comments made by Buyer with respect to the Pre-Closing Statement.

(b) Post-Closing Adjustment.

(i) Within 60 days after the Closing Date, Buyer shall prepare and deliver to the Stockholders’ Representative a statement (the “Post-Closing Statement”) setting forth (1) its calculation of Closing Working Capital, (2) a calculation of the resulting Final Working Capital Adjustment, (3) Company Transaction Expenses, (4) Closing Date Cash, (5) Closing Tax Liability and (6) the resulting Post-Closing Adjustment.

(ii) The “Post-Closing Adjustment” shall be an amount equal to (A) the Final Working Capital Adjustment, plus (B) the difference between Estimated Closing Date Cash and Closing Date Cash (which can be a positive or negative number), plus (C) the difference between Estimated Closing Tax Asset and Closing Tax Asset (which can be a positive or negative number), plus (D) the difference between Estimated Closing Transaction Expenses and Company Transaction Expenses (which can be a positive or negative number), plus (E) the difference between Estimated Closing Tax Liability and Closing Tax Liability (which can be a positive or negative number).

(c) The final Post-Closing Adjustment shall be determined as follows:

(i) The Post-Closing Adjustment shall be the amount set forth in the Post-Closing Statement if (A) the Stockholders’ Representative gives notice to Buyer of its acceptance of the Post-Closing Statement, or (B) the Stockholders’ Representative does not give notice to Buyer of its disagreement with Post-Closing Statement (a “Notice of Disagreement”) on or before the 45th day following delivery of the Post-Closing Statement to the Stockholders’ Representative. A Notice of Disagreement shall (1) specify in reasonable detail the nature of any disagreement and (2) only include disagreements based on mathematical errors or based on the Post-Closing Statement not being calculated in accordance with this Agreement. During its review following the delivery of the Post-Closing Statement, the Stockholders’ Representative (or its agents) shall have reasonable access to any documents, schedules or workpapers, including those of independent auditors or other agents, used in the preparation of the Post-Closing Statement, to the personnel who prepared the Post-Closing Statement and to other employees of or accountants or advisors to Buyer to the extent access is reasonably required for the Stockholders’ Representative to assess the acceptability of the Post-Closing Statement.

(ii) If the Stockholders’ Representative delivers a Notice of Disagreement to Buyer on or before the 45th day following the delivery of the Post-Closing Statement to the Stockholders’ Representative, then the Post-Closing Adjustment shall be the amount (A) agreed upon by Buyer and the Stockholders’ Representative in writing, or (B) if Buyer and the Stockholders’ Representative are unable to reach agreement, then as determined by the Accounting Firm pursuant to Section 2.17(d).

(d) During the 20-day period following the delivery of the Notice of Disagreement, Buyer and the Stockholders’ Representative shall negotiate in good faith to resolve in writing any differences which they may have with respect to the matters specified in the Notice of Disagreement. If all such differences are not so resolved within such 20-day period and either party continues to dispute any such difference, then any remaining differences may be submitted by either party to the dispute resolution group of KPMG LLP (the “Accounting Firm”). The Accounting Firm shall be instructed by the parties to resolve all matters which remain in dispute and which were included in the Notice of Disagreement, and to determine the Post-Closing Adjustment consistent with the provisions of this Agreement. The Accounting Firm is not authorized to, and shall not, make any other determination, including (i) any determination with respect to any matter included in the Post-Closing Statement or the Notice of Disagreement that was not submitted for resolution to the Accounting Firm, (ii) any determination as to whether GAAP was followed for the Financial Statements, (iii) any determination as to the accuracy of Section 3.5 or any other representation or warranty in this Agreement or (iv) any determination as to compliance by the Company or Buyer with any of its covenants under this Agreement. The Accounting Firm’s determination will be limited to: (A) whether the Post-Closing Statement was determined in accordance with the definitions and provisions of this Agreement; and (B) whether there were any mathematical errors in the calculations. The determination of the Accounting Firm shall be made as an expert and not as an arbiter, and the determination shall not be by independent review. Buyer and the Stockholders’ Representative shall be entitled to provide written submissions regarding their positions on the disputed matters, which written submissions shall be provided to the Accounting Firm, if at all, no later than five Business Days after the date of referral of the disputed matters to the Accounting Firm. The determination of the Accounting Firm shall be made based on the written submissions by Buyer and the Stockholders’ Representative and their respective representatives and any telephone or in-person meetings or presentations. All parties and their respective representatives shall be afforded the opportunity to participate in such meetings or presentations. The Accounting Firm shall have the discretion to arrange for submission of written responses to further inquiries, or such other information gathering as the Accounting Firm deems necessary to render an informed decision. In preparing its report, the Accounting Firm shall not assign a value to any disputed amount other than one submitted by Buyer or the Stockholders’ Representative. The Accounting Firm shall be instructed to use its best efforts to notify the parties of its determinations in writing within 30 days following its appointment. The Accounting Firm’s determinations shall be conclusive, final, and binding on all parties to this Agreement. The Stockholders’ Representative and Buyer shall pay their own respective costs and expenses incurred in connection with the matters described in this Section 2.17(d), provided that the fees and expenses of the Accounting Firm shall be borne entirely by the party whose assertions regarding the Post-Closing Adjustment differ by the greatest amount from the Post-Closing Adjustment determined by such Accounting Firm.

(e) Within three Business Days after the final determination of the Post-Closing Adjustment pursuant to this Section 2.17:

(i) If the Post-Closing Adjustment is a negative number, the Stockholders’ Representative and Buyer shall jointly instruct the Escrow Agent to disburse from the Purchase Price Adjustment Escrow Fund by wire transfer of immediately available funds (A) to Buyer, the Post-Closing Adjustment, and (B) to the Exchange Agent, for distribution to the Stockholders and Vested Optionholders, such Stockholders’ and Vested Optionholders’ aggregate Pro Rata Share of any amounts remaining in the Purchase Price Adjustment Escrow Fund. If the Post-Closing Adjustment is greater than the amount held in the Purchase Price Adjustment Escrow Fund, then the Stockholders’ Representative and Buyer shall jointly instruct the Escrow Agent to disburse from the Indemnification Escrow Fund by wire transfer of immediately available funds to Buyer the amount by which the Post-Closing Adjustment exceeds the amount in the Purchase Price Adjustment Escrow Fund (up to the amount in the Indemnification Escrow Fund).

(ii) If the Post-Closing Adjustment is a positive number, (A) Buyer shall deposit with the Exchange Agent, for distribution to the Stockholders and Vested Optionholders, such Stockholders’ and Vested Optionholders’ aggregate Pro Rata Share of the Post-Closing Adjustment and (B) the Stockholders’’ Representative and Buyer shall jointly instruct the Escrow Agent to disburse from the Purchase Price Adjustment Escrow Fund by wire transfer of immediately available funds to the Exchange Agent, for distribution to the Stockholders and Vested Optionholders such Stockholders’ and Vested Optionholders’ aggregate Pro Rata Share of the Purchase Price Adjustment Escrow Fund.

(iii) If the Post-Closing Adjustment is zero, then no payments will be made in respect thereto, and the Stockholders’ Representative and Buyer shall jointly instruct the Escrow Agent to disburse from the Purchase Price Adjustment Escrow Fund by wire transfer of immediately available funds to the Exchange Agent, for distribution to the Stockholders and Vested Optionholders such Stockholders’ and Vested Optionholders aggregate Pro Rata Share of the Purchase Price Adjustment Escrow Fund.

(f) Any payments made pursuant to Section 2.17 shall be treated as an adjustment to the Merger Consideration by the parties for Tax purposes, unless otherwise required by Law.

2.18 Consideration Spreadsheet.

(a) At least three Business Days before the Closing and concurrently with the delivery of the Pre-Closing Statement, the Company shall prepare and deliver to Buyer a spreadsheet (the “Consideration Spreadsheet”) that shall set forth, as of the Closing Date and immediately prior to the Effective Time, the following:

(i) the names and addresses of all Stockholders and the number of Shares held by such Persons and their portion of the Closing Merger Consideration;

(ii) the name and address of each Vested Optionholder, his or her portion of the Closing Merger Consideration and any related tax withholding; and

(iii) each Stockholder’s and Vested Optionholder’s share of the amount to be contributed to the Escrow Funds.

(b) The parties agree that Buyer and Merger Sub shall be entitled to rely on the Consideration Spreadsheet in making payments under Article 2 and Buyer and Merger Sub shall not be responsible for the calculations or the determinations regarding such calculations in such Consideration Spreadsheet.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to, and except as specifically disclosed in, Schedule 3 to this Agreement (the “Disclosure Schedule”), the Company hereby represents and warrants to Buyer as follows (it being understood that each and every statement set forth in Sections 3.1 through 3.23 is qualified by the matters set forth in the Disclosure Schedule, which has been organized by sections to correspond with the sections set forth in this Article 3. Any fact or circumstance disclosed with respect to a particular section of the Disclosure Schedule shall likewise be deemed to be a disclosure with respect to another section in the Disclosure Schedule if the relevance to such other section of the facts or circumstances disclosed is reasonably apparent):

3.1 Corporate Organization; Capitalization.

(a) Corporate Organization.

(i) The Company is a corporation organized, validly existing, and in good standing under the laws of the State of Delaware and has the requisite power and authority to own, lease and operate its properties and assets and to carry on its Business as now conducted by it. The Company is qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which its ownership or leasing of property or the nature of the business conducted by it makes such qualification necessary, except for such jurisdictions in which the failure to be so qualified would not have a Company Material Adverse Effect. Section 3.1(a)(i) of the Disclosure Schedule contains a complete and accurate list of the jurisdictions in which the Company is qualified to do business as a foreign corporation. The Company has delivered true and complete copies of its organizational documents to Buyer, as identified on Section 3.1(a)(i) of the Disclosure Schedule, and there are no breaches of such organizational documents.

(ii) Each of the Company Subsidiaries is validly organized, validly existing, and in good standing (to the extent such concept is applicable) under the laws of each Company Subsidiary’s state of incorporation or organization, as applicable, and has the requisite power and authority to own, lease and operate its properties and assets and to carry on its Business as now conducted by it. Each Company Subsidiary is qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which its ownership or leasing of property or the nature of the business conducted by it makes such qualification necessary, except for such jurisdictions in which the failure to be so qualified would not have a Company Material Adverse Effect. The Company has delivered true and complete copies of the Company Subsidiaries’ organizational documents to Buyer, as identified on Section 3.1(a)(ii) of the Disclosure Schedule, and there are no breaches of such organizational documents.

(b) Capitalization.

(i) The authorized capital stock of the Company consists of 30,000,000 Shares and 10,614,354 shares of preferred stock, of which 22,899,977 Shares and no shares of preferred stock are issued and outstanding as of the close of business on the date of this Agreement, and 2,215,824 Shares are subject to issuance under Options granted under the Stock Option Plan. An aggregate of 3,500,000 Shares are reserved and authorized for issuance pursuant to the Stock Option Plan.

(ii) Section 3.1(b)(ii) of the Disclosure Schedule sets forth, as of the date hereof, (A) the name of each Person that is the registered owner of any Shares and the number of Shares owned by such Person, and (B) a list of all holders of outstanding Options, including the number of Shares subject to each such Option, the grant date, exercise price and vesting schedule for such Option, the type (qualified or non-qualified under Section 422 of the Code), the extent to which such Option is vested and exercisable and the date on which such Option expires. Each Option was granted in compliance with all of the terms and conditions of the Stock Option Plan pursuant to which it was issued. Each Option was granted with an exercise price per share equal to or greater than the fair market value of the underlying shares on the date of grant.

(iii) Except for currently outstanding Options to purchase 2,215,824 Shares that have been granted to employees, consultants or directors pursuant to the Stock Option Plan (A) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of the Company is authorized or outstanding, and (B) there is no commitment by the Company to issue Shares, subscriptions, warrants, options, convertible or exchangeable securities, or other such rights or to distribute to holders of any of its equity securities any evidence of indebtedness or asset, to repurchase or redeem any securities of the Company or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security or other such right. There are no declared or accrued unpaid dividends with respect to any Shares.

(iv) All issued and outstanding Shares are, and all Shares that may be issued pursuant to the exercise of Options when issued in accordance with the applicable Options, will be, duly authorized, validly issued, fully paid and non-assessable. Except as set forth in Section 3.1(b)(iv) of the Disclosure Schedule, all issued and outstanding Shares are, and all Shares which may be issued pursuant to the exercise of Options, when issued in accordance with the applicable Options, will be (i) not subject to any preemptive right, right of first refusal, right of first offer or right of rescission; and (ii) free of any Encumbrances created by the Company in respect thereof.

(v) Except as set forth on Section 3.1(b)(v) of the Disclosure Schedule, no outstanding Shares are subject to vesting or forfeiture rights or repurchase by the Company. There are no outstanding or authorized stock appreciation, restricted stock, performance-based equity units, dividend equivalent, phantom stock, profit participation or other similar rights with respect to the Company or any of its securities.

(vi) Except as set forth on Section 3.1(b)(vi) of the Disclosure Schedule, there are no voting agreements, voting trusts or proxies applicable to any of the outstanding Shares or to the conversion of any Shares in the Merger pursuant to any agreement or obligation to which the Company is a party or, to the Company’s knowledge, pursuant to any other agreement or obligation. The Company is not under any obligation to register under the Securities Act any of its presently outstanding shares of stock or other securities or any stock or other securities that may be subsequently issued.

3.2 Authority; Authorization; Enforceability.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which it is, or is anticipated to be, a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, provided, that the adoption of this Agreement by the affirmative vote or consent of Stockholders representing a majority of the outstanding Shares (“Requisite Stockholder Consent”) is required for the Company to consummate the Merger. The execution and delivery by the Company of this Agreement and each of the Ancillary Documents to which the Company is, or is anticipated to be, a party and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors of the Company (the “Company Board”). The Company Board has recommended that the Stockholders vote in favor of the Merger and the adoption of this Agreement. Subject to receipt of the Requisite Stockholder Consent, no other corporate proceedings or actions on the part of the Company are necessary to authorize the execution and delivery of this Agreement and any Ancillary Documents to which it is, or is anticipated to be, a party, or any other agreements contemplated hereby or to consummate the transactions contemplated hereby and thereby.

(b) This Agreement has been, and upon their execution each of the Ancillary Documents to which the Company is, or is anticipated to be, a party will have been, duly executed and delivered by the Company. Assuming this Agreement constitutes, and, upon their execution, each of the Ancillary Documents to which the Company is, or is anticipated to be, a party will constitute, the legal, valid and binding obligation of the Buyer and Merger Sub, this Agreement constitutes, and upon their execution, each of the Ancillary Documents to which the Company is, or is anticipated to be, a party will constitute, the legal, valid, and binding obligations of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws from time to time in effect affecting creditors’ rights and remedies generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

3.3 Subsidiaries and Joint Venture Companies.

(a) The Company does not have any Subsidiaries that are not Company Subsidiaries (each of which is directly or indirectly wholly owned by the Company); nor does the Company own or control, directly or indirectly, any capital stock or other equity interest in any corporation, limited liability company, joint venture, partnership, Person or other business entity, except as set forth in Section 3.3 of the Disclosure Schedule. For each Company Subsidiary, Section 3.3 of the Disclosure Schedule contains a complete and accurate list of the jurisdictions in which the Company Subsidiaries are qualified to do business as a foreign corporation.

(b) (A) No subscription, warrant, option, call, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of a Company Subsidiary is authorized or outstanding, and (B) there is no commitment by any Company Subsidiary to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other such rights or to distribute to holders of any of its equity securities any evidence of indebtedness or asset, to repurchase or redeem any securities of any Company Subsidiary or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security or other such right. There are no declared or accrued unpaid dividends with respect to any Shares. The Company is not obligated to make, nor bound by any agreement or obligation to make, any investment in or capital contribution in or on behalf of any other entity

3.4 Consents and Approvals; No Violation. Except as set forth in Section 3.4 of the Disclosure Schedule, neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby, will: (i) conflict with or result in any breach of any provision of the certificate of incorporation or bylaws of the Company; (ii) violate in any material respect, conflict with in any material respect, constitute a material default (or an event which, with notice or lapse of time or both, would constitute a material default) under, or give any other Person the right to terminate or accelerate the performance required by, any Material Contract to which the Company or any Company Subsidiary is a party, or result in the creation of any Lien upon the assets of the Company or any Company Subsidiary; (iii) violate any material judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any Company Subsidiary or any of their properties or assets; or (iv) other than approval by the FTC and DOJ under the HSR Act, require any consent, approval, authorization, or permit of or from, or filing with or notification to, any Governmental Entity.

3.5 Financial Statements. The Company has delivered or otherwise made available to Buyer the Financial Statements. Each of the Financial Statements has been prepared in accordance with GAAP applied on a consistent basis and in accordance with the books and records of the Company; provided that, the unaudited Interim Financial Statements are prepared in accordance with GAAP, except for such deviations from GAAP listed in Section 3.5 of the Disclosure Schedule (which are not material, either individually or in the aggregate). Each of the Financial Statements presents fairly in all material respects the financial position of the Company at the dates thereof and the results of operations and cash flows for the periods indicated. The financial records of the Company and Company Subsidiaries, all of which the Company has made available to Buyer, are true, correct and complete and represent actual, bona fide transactions and have been maintained in all material respects in accordance with sound business practices, including the maintenance of a system of internal controls reasonably adequate for a privately-owned company of similar size to the Company, operating in the same industry as the Company.

3.6 Absence of Certain Changes

(a) Except for actions taken in preparation of the transactions contemplated by this Agreement, from September 30, 2014 through the date of this Agreement, the Business has been conducted in the ordinary course consistent with past practices in all material respects.

(b) Except as set forth in Section 3.6(b) of the Disclosure Schedule, from September 30, 2014 through the date of this Agreement, there has not been any Company Material Adverse Effect and no action has been taken that would be a violation of Section 5.1 if it had been taken after the date of this Agreement.

3.7 Undisclosed Liabilities. Except liabilities (a) disclosed in the Financial Statements, (b) incurred in the ordinary course of business since September 30, 2014 and which have not had a Company Material Adverse Effect, (c) arising from contractual obligations of the Company (which do not arise out of, relate to or result from any breach of contract by the Company) under any Material Contract, or (d) created by this Agreement, the Company does not have any material liabilities of any nature (whether accrued, absolute, contingent, matured, unmatured or other) whether or not required by GAAP to be reflected on a balance sheet of the Company.

3.8 Taxes.

(a) Except as set forth in Section 3.8(a) of the Disclosure Schedule, the Company and Company Subsidiaries have timely filed, or caused to be timely filed, all Tax Returns required to be filed by them and all such Tax returns were, when filed, true, correct and complete and were prepared in substantial compliance with Tax Law. The Company has paid, or has made accruals (in accordance with GAAP) with respect to, all Taxes due and payable pursuant to such Tax Returns or otherwise owing by the Company and Company Subsidiaries (whether or not shown as due on such Tax returns).

(b) Neither the Company nor any Company Subsidiary is a party to any Action, nor to the Knowledge of the Company is any such Action threatened, by any Governmental Entity for the assessment or collection of Taxes, and no deficiency notices or reports have been received by the Company or any Company Subsidiary in respect of any deficiencies for Taxes.

(c) Except as set forth in Section 3.8(c) of the Disclosure Schedule: (i) there are no Liens against the Company, any Company Subsidiary or their assets in respect of Taxes (other than Liens for Taxes not yet due); (ii) no waivers of statutes of limitations have been given or requested with respect to the Company or any Company Subsidiary; and (iii) there are no pending Tax audits or other proceedings with respect to the Company, or any Company Subsidiary, or any of its Tax Returns, or any closing agreement or ruling request, nor has the Company been notified of any dispute or claim with respect to Taxes that has not been resolved.

(d) Neither the Company nor any Company Subsidiary is a party to, or bound by, or has any obligation under, any Tax allocation agreement, Tax indemnity agreement, Tax sharing agreement or similar contract or arrangement.

(e) Except as set forth in Section 3.8(e) of the Disclosure Schedule, the Company and each Company Subsidiary has complied in all material respects with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes and has timely withheld and paid all Tax required to have been withheld and paid in connection with amounts paid or owed to any employee, independent contractor, creditor, shareholder, or other third party.

(f) There has been made available to Buyer true and complete copies of (i) all income Tax Returns of the Company and Company Subsidiaries for all taxable periods ending after December 31, 2010, and (ii) all revenue agents’ reports and other similar reports relating to the audit and examination of the income Tax Returns of the Company and Company Subsidiaries for all taxable periods ending after December 31, 2010.

(g) Neither the Company nor any Company Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h) Except as set forth in Section 3.8(h) of the Disclosure Schedule, the Company and each Company Subsidiary has disclosed on its federal income Tax Returns all positions taken therein that would reasonably be expected to give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. Neither the Company nor any Company Subsidiary has engaged in any transaction that (i) is a

“reportable transaction” or a “listed transaction” within the meaning of Section 6707A of the Code, the regulations prescribed under Section 6011 of the Code, or within the meaning of any comparable laws or regulations of jurisdictions other than the United States; or (ii) a “significant purpose of which is the avoidance or evasion of United States federal income tax” within the meaning of Section 6662(d) of the Code.

(i) There is no agreement, plan, arrangement or other Contract covering any current or former employee or independent contractor of the Company or any Company Subsidiary that, considered individually or considered collectively with any other such Contract, will, or would reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G of the Code (without regard to any such amount or payment that is approved by the stockholders of the Company in accordance with Section 280G(b)(5)(B) of the Code and applicable regulations thereunder). Neither the Company nor any Company Subsidiary is a party to any Contract, nor does the Company or any Company Subsidiary have any obligation or other liability, to compensate any individual for excise Taxes paid pursuant to Section 4999 of the Code.

(j) Neither the Company nor any Company Subsidiary (i) has now, or has ever been, a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) and (ii) has any liability for the Taxes of any other Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract or otherwise.

(k) Except as disclosed in Section 3.8(k) of the Disclosure Schedule, neither the Company nor any Company Subsidiary will be required to include an item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting requested prior to the Closing Date; (ii) agreement entered into with any Governmental Entity; (iii) installment sale or open transaction disposition; (iv) prepaid amounts received or paid on or prior to the Closing Date; (v) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of any state, local, or foreign income Tax applicable Laws); or (vi) deferral of income under Section 108(i) of the Code as a result of any reacquisition of a debt instrument.

(l) Neither the Company nor any Company Subsidiary has distributed stock of another Person, nor had its stock been distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code. The Company has not been a party to a transaction reported or intended to qualify as a reorganization under Section 368 of the Code.

(m) Except as disclosed in Section 3.8(m) of the Disclosure Schedule, neither the Company nor any Company Subsidiary has a permanent establishment in any foreign country. Neither the Company nor any Company Subsidiary engages or has engaged in a trade or business in any foreign country that would cause the Company or any Company Subsidiary to be obligated to pay Taxes or file Tax Returns in such country.

(n) The unpaid Taxes of the Company and Company Subsidiaries (i) did not, as of the date of the Financial Statements, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes) set forth on the Financial Statements and (ii) do not exceed such reserve on the books and records of the Company, as adjusted for the passage of time since the date of the Financial Statements in accordance with the past custom and practice of the Company.

(o) No claim has ever been made in writing by an authority in a jurisdiction where the Company or any Company Subsidiary does not file any Tax Return that Company or Company Subsidiary is or may be subject to Taxation by such jurisdiction.

(p) The Company and the Company Subsidiaries are in compliance in all material respects with the Economic Incentive Agreements, including those listed on Schedule 3.8 of the Disclosure Schedule. Pursuant to the Agreement between the Tax Increment Financing Commission of Kansas (the “TIF Commission”) and FQ for the Implementation of the Carondelet Drive Tax Increment Financing Plan dated March 13, 2013 (the “TIF Agreement”): (i) the Company has taken all action necessary to have certified, and the TIF Commission has certified, $8,150,400 of “Redevelopment Project Costs” (as such term is defined in the TIF Agreement), (ii) the Company has incurred an additional $1,132,300 of Redevelopment Project Costs through Closing Date, which includes an estimate for interest expected to be incurred on permanent financing, of which the Company will take before the Closing Date (if practical and if the TIF Commission is available) all steps necessary to certify by the TIF Commission under the TIF Agreement, and (iii) if after the Closing the Company incurs additional interest on permanent financing, it will be eligible to have certified an additional $2,868,552 of Redevelopment Project Costs to the extent of the additional interest.

3.9 Employee Benefit Plans.

(a) Section 3.9(a) of the Disclosure Schedule lists each Plan sponsored, maintained or contributed to by the Company or an ERISA Affiliate for the benefit of current or former officers, employees, directors, independent contractors or consultants (or any spouse, dependent or beneficiary of such individual), or for which the Company or any ERISA Affiliate may have any Liability, contingent or otherwise.

(b) With respect to each Plan, the Company has made available to Buyer accurate, current and complete copies of each of the following: (i) the Plan document, together with all amendments, or if the Plan is not in writing, a written summary of all material terms; (ii) any trust agreement, insurance contract or other funding arrangement; (iii) the summary plan descriptions, including all summaries of material modifications; (iv) the most recent IRS determination or opinion letter; (v) the two most recently filed Form 5500, with schedules and financial statements; (vi) actuarial valuations and reports related to any Plan with respect to the most recently completed plan years; (vii) the most recent nondiscrimination tests performed under the Code; (viii) any administration services agreement; and (ix) copies of material notices, letters or other correspondence with or from the IRS, Department of Labor, Pension Benefit Guaranty Corporation or other Governmental Entity relating to the Plan.

(c) Except as set forth in Section 3.9(c) of the Disclosure Schedule:

(i) Each Plan has been administered in accordance with its terms and is in material compliance with ERISA, the Code and all other applicable Laws.

(ii) Each Plan intended to be a “qualified” plan within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS with respect to its qualification, or is entitled to rely on the favorable opinion letter issued to the preapproved plan sponsor, and no event has occurred that could reasonably be expected to result in disqualification or adversely affect such qualified status.

(iii) Since January 1, 2008, neither the Company nor any ERISA Affiliate has had an obligation to contribute to, or any potential liability under, (A) any plan subject to Section 412 of the Code or Title IV of ERISA, (B) any multi-employer plan (as defined in Section 3(37) of ERISA), (C) any multiple employer plan (as defined in Section 413(c) of the Code), or (D) any multiple employer welfare arrangement (as defined in Section 3(40) of ERISA). Neither the Company nor any ERISA Affiliate has incurred any withdrawal liability under Title IV of ERISA which remains unsatisfied.

(iv) No Plan has engaged in or been a party to a “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975(c) of the Code) not within an exemption applying thereto under Section 408 of ERISA or Section 4975(d) of the Code. Nothing has occurred with respect to any Plan that could subject the Company or any ERISA Affiliate to a penalty under Section 502 of ERISA or to tax under Section 4975 of the Code.

(v) No Plan is subject to the laws of any jurisdiction outside of the United States.

(vi) Other than as required under Section 4980B of the Code or other applicable Law and at the individual’s sole expense, no Plan or other arrangement provides post-termination or retiree welfare benefits to any individual for any reason.

(vii) All contributions required to be paid to any Plan by applicable Law or Plan document, and all premiums due or payable with respect to any insurance policies funding any Plan, for all periods through the date hereof have been timely paid in full, or to the extent not yet due, have been fully reflected on the Company’s financial statements.

(d) Except as set forth in Section 3.9(d) of the Disclosing Schedule, there are no pending or, to the Knowledge of the Company, threatened actions relating to a Plan (other than routine claims for benefits). There are no pending or open examinations or audits by a Governmental Entity regarding any Plan, or in the past three year, any application or filing in any amnesty, voluntary compliance or similar program sponsored by any Governmental Entity regarding any Plan.

(e) Except as set forth in Section 3.9(e) of the Disclosure Schedule, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or in conjunction with any other event, (i) entitle any current or former director, employee, consultant or independent contractor of the Company or any Company Subsidiaries to any material payment, except as expressly provided in this Agreement, (ii) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee, consultant or independent contractor, or (iii) accelerate the time of payment or vesting of amounts due any such director, employee, consultant or independent contractor.

(f) Each Plan that is subject to Section 409A of the Code has been administered in all material respects in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and all applicable regulatory guidance thereunder. Neither the Company nor any Company Subsidiary has any obligation to gross up, indemnify or otherwise reimburse any individual for any excise taxes, interest or penalties incurred pursuant to Section 409A of the Code.

3.10 Contracts.

(a) Section 3.10(a) of the Disclosure Schedule includes a listing of the following Contracts to which the Company or any Company Subsidiary is a party (each Contract that is required to be listed on Section 3.10(a) of the Disclosure Schedule, a “Material Contract”):

(i) any Real Property Lease;

(ii) any lease of equipment or other personal property providing for (A) payments in excess of $50,000 per year or (B) aggregate payments by the Company or any Company Subsidiaries of $100,000 or more;

(iii) any employment agreement, severance agreement, change-of-control agreement, consulting agreement, management agreement, or similar agreement providing for any payment contingent upon the Closing, except for any agreement that is both (A) an at will employment arrangement and (B) terminable without penalty or payment upon two weeks’ or less notice by the Company or any Company Subsidiary;

(iv) any loan agreement, indenture, or other instrument for or relating to any Indebtedness or any Lien securing such Indebtedness (including any security agreements, and financing statements or other evidences of Liens with respect thereto);

(v) any agreement pursuant to which the Company or any Company Subsidiary has or is obligated to lend money or make advances to any Person, or pursuant to which the Company or any Company Subsidiary has or is obligated to make any investment in the securities of any other Person (other than deposit accounts with financial institutions and debt obligations of Governmental Entities);

(vi) any agreement under which the Company or any Company Subsidiary has guaranteed or otherwise become obligated to satisfy the obligations of another Person, including any letters of credit;

(vii) any agreement that restricts the Company, any Company Subsidiary or any of their respective Affiliates from competing in any line of business or with any Person or in any area or to own, operate, sell, transfer, pledge or otherwise dispose of or encumber any asset or property of the Company, Company Subsidiaries or any of their Affiliates and which would so limit the freedom of the Surviving Corporation or any of its Affiliates after the Closing Date;

(viii) any agreement pursuant to which the Company or any Company Subsidiary is assigned ownership or granted a license by another Person with respect to any matter, other than standard licenses regarding software, and grants of licenses or assignments of ownership of Intellectual Property;

(ix) any agreement that contains a most-favored pricing or similar provision;

(x) any requirements contracts;

(xi) any agreement obligating the Company or any Company Subsidiary to make capital expenditures in excess of $100,000;

(xii) other than acquisitions or dispositions solely involving its Affiliates or other Persons under common control, any agreement entered into during the three-year period prior to the date of this Agreement relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) having an aggregate value of at least $500,000;

(xiii) each Contract entered into on or after January 1, 2012 for the sale of any of the assets of the Company or any of its Subsidiaries, other than in the ordinary course of business, for consideration in excess of $500,000;

(xiv) any partnership, joint venture or other similar agreement with any Person;

(xv) any agreements with any Material Customer or Material Supplier;

(xvi) each outstanding power of attorney with respect to the Company or any of the Company Subsidiaries;

(xvii) each Contract with any Affiliate of (A) the Company or any Company Subsidiary or (B) any officer, director, governor or manager of (or any person holding a similar position with) the Company or any Company Subsidiary;

(xviii) each Economic Incentive Agreement; and

(xix) any other Contract material to the Company or Company Subsidiaries that is not entered into in the ordinary course of business.

(b) Each Material Contract is a valid and binding agreement of the Company or one of the Company Subsidiaries, as applicable, enforceable against the Company or such Company Subsidiary in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws from time to time in effect affecting creditors’ rights and remedies generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law). Except as set forth in Section 3.10(b) of the Disclosure Schedule, (i) neither the Company nor any Company Subsidiary is in material default under any Material Contracts; (ii) to the Knowledge of the Company there has not occurred any event that, with the lapse of time or the giving of notice, or both, would constitute such a default; and (iii) to the Knowledge of the

Company, no party to any of the Contracts other than the Company or any Company Subsidiary is in material default under such Contract nor, to the Knowledge of the Company, has any event occurred that, with the lapse of time or the giving of notice, or both, would constitute such a default by any such other party.

3.11 Litigation; Pending Decrees. Except as disclosed in Section 3.11 of the Disclosure Schedule or as would not reasonably be expected to result in liability to the Company or the Company Subsidiaries (taken as a whole) in excess of $250,000 or result in any criminal or quasi criminal action or any injunctive relief, there is no Action pending, or to the Knowledge of the Company threatened, against the Company or any Company Subsidiary, and there is no judgment, decree, injunction, or award of any Governmental Entity or arbitrator outstanding against the Company or any Company Subsidiary.

3.12 Legal Compliance; Permits and Licenses.

(a) Except as disclosed in Section 3.12(a) of the Disclosure Schedule or as would not reasonably be expected to materially adversely affect the Company and the Company Subsidiaries, taken as a whole: (i) the Company and the Company Subsidiaries are, and have been since January 1, 2011, in compliance with all applicable laws, ordinances, rules, regulations, judgments, orders, decrees, licenses, and permits of all Governmental Entities having jurisdiction over the Company (excluding Environmental Laws, which are covered exclusively under Section 3.18 with respect to the Company or any Company Subsidiary, unless otherwise indicated); and (ii) to the Knowledge of the Company, no investigation or review by any Governmental Entity with respect to the Company or any Company Subsidiary is pending or threatened.

(b) Except as disclosed in Section 3.12(b) of the Disclosure Schedule: (i) the Company and the Company Subsidiaries hold all material licenses, permits, authorizations, certificates and approvals required for the operation of the Business (including all material licenses, permits, authorizations, certificates and approvals required by any Environmental Laws), all of which are valid and in full force and effect in all material respects and are listed in the Disclosure Schedule; and (ii) the Company has not received any written notice or, to the Knowledge of the Company, other notice that any Governmental Entity which has issued any such material license, permit, authorization, certificate or approval intends to cancel, terminate or not renew any such material license, permit, authorization, certificate or approval.

3.13 Employee Matters.

(a) Wage and Employment Laws. Except as set forth in Section 3.13(a) of the Disclosure Schedule, with respect to any employee or former employee, the Company and all Company Subsidiaries are in compliance in all material respects with all Laws relating to the employment of personnel and labor, including provisions thereof relating to wages and hours, equal opportunity, discrimination on the grounds of any class protected by Law, collective bargaining, parental leave and pay, worker classification (including classification of independent contractors), information and data privacy and security, terms and conditions of employment, human rights, plant closings and mass layoffs, health and safety, immigration and the payment of social security and other Taxes in accordance with Law.

(b) Employment Actions. Except as set forth in Section 3.13(b) of the Disclosure Schedule, there are no Actions pending or threatened against the Company or any Company Subsidiary brought by or on behalf of an applicant for employment, any current or former employee, contractor or consultant or any class of the foregoing, relating to any Laws, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or any other discriminatory, wrongful or tortious conduct in connection with the employment or consulting relationship.

(c) Labor Unions. No employees of the Company or any Company Subsidiary are covered by any collective bargaining agreement or other collective labor contract.

(d) No Strikes, Proceedings and Complaints. Except as set forth in Section 3.13(d) of the Disclosure Schedule, as of the date of this Agreement, there are none of the following pending (including current) or, to the Knowledge of the Company, threatened against or affecting the Company or any Company Subsidiary:

(i) labor strikes, slowdowns, lockouts, representation or certification campaigns, or work stoppages with respect to employees of the Company or any Company Subsidiary and no event has occurred or circumstance exists that could provide the basis for any work stoppage or other dispute with any labor union, labor organization, or employee group;

(ii) material unfair labor practices or unfair labor practice charges or complaints before the National Labor Relations Board or other Governmental Entity responsible for regulating labor relations; or

(iii) charges, complaints, investigations, audits or proceedings before the Equal Employment Opportunity Commission, Department of Labor or any other Governmental Entity responsible for regulating employment practices.

(e) Employee Restrictions. Except as disclosed in Section 3.13(e) of the Disclosure Schedule, to the Knowledge of the Company, no officer of the Company or any Company Subsidiary is subject to any nonsolicitation or noncompetition agreement or any other agreement or restriction of any kind that would impede in any way the ability of such employee to carry out fully all activities of such employee in furtherance of the Business either before or after the Closing.

(f) Workers Compensation. There are no workers’ compensation claims pending against the Company or any Company Subsidiary, nor to the Knowledge of the Company, does any circumstance exist that is reasonably likely to result in such a claim.

(g) Work Authorization and Immigration. All employees of the Company and any Company Subsidiary working in the U.S. are legally permitted to be employed by the Company or the applicable Company Subsidiary in the U.S. in their current job capacities, and the Company has in its files a Form I-9 that is validly and properly completed in accordance with applicable law for each employee with respect to whom such form is required under applicable law. The Company has not received written notice or other communication from any Governmental Entity regarding any unresolved violation or alleged violation of any applicable law relating to hiring, recruiting, employing of (or continuing to employ) anyone who is not legally authorized to work in the country in which such employee works.

(h) WARN Act. The Company has not engaged in any employee layoff or plant closing activities since January 1, 2011 that triggered the application of or violated the Worker Adjustment Retraining and Notification Act of 1988, as amended, or any similar state or local mass layoff statute, rule or regulation.

3.14 Title to Properties; Leased Real Property.

(a) Except as set forth in Section 3.14(a) of the Disclosure Schedule, the Company or a Company Subsidiary has valid title to all of the assets reflected on the most recent balance sheet included in the Financial Statements, or as is otherwise necessary for the conduct of the Business, and a valid leasehold interest in all of the properties it leases, free and clear of all Liens, except Permitted Encumbrances. All material tangible assets of the Company and Company Subsidiaries are in good condition and repair, normal wear and tear excepted. Neither the Company nor any Company Subsidiary uses any assets (tangible or intangible) that are either owned by Freightview, Inc. or, except as set forth in Section 3.16(i) of the Disclosure Schedule, are otherwise used in the conduct of the business of Freightview, Inc. The relevant Company Subsidiary owns the Bonds, free and clear of all Liens, except Permitted Encumbrances.

(b) Except as set forth in Section 3.14(b) of the Disclosure Schedule, the Company and the Company Subsidiaries do not own, and have never owned, any real property. Section 3.14(b) of the Disclosure Schedule lists all real property and all interests in real property, in each case that is leased or occupied by the Company or any Company Subsidiaries or that the Company or any Company Subsidiaries has the right to lease or occupy, now or in the future (each, being a “Real Property Lease,” and any real property leased or occupied under a Real Property Lease is hereinafter referred to as the “Leased Real Property”).

(c) All of the land, buildings, structures and other improvements used by the Company or any Company Subsidiaries in the conduct of the Business are included in the Leased Real Property. Except for the Real Property Leases, there is no lease (including sublease) or occupancy agreement in effect with respect to any Leased Real Property. There is no pending or, to the Knowledge of the Company, threatened condemnation or other eminent domain proceeding affecting any Leased Real Property or any sale or other disposition of any Leased Real Property in lieu of condemnation.

(e) The Company or the relevant Subsidiary of the Company has a valid leasehold interest under each Real Property Lease. None of the Company or any Company Subsidiaries are in material default or otherwise in breach under any Real Property Lease, and to the Knowledge of the Company, no other party is in material default or otherwise in breach thereof. The Company has provided to Buyer a true, correct and complete copy of each Real Property Lease. Each Real Property Lease is in full force and effect and constitutes the entire agreement between the parties thereto, and there are no other agreements, whether oral or written, between such parties. No party to any Real Property Lease has repudiated any material provision thereof and there is no dispute, oral agreement or forbearance program in effect with respect to any Real Property Lease.

(f) None of the Company or any Company Subsidiaries has given any mortgagee or other Person any estoppel certificate or similar instrument that would preclude assertion of any claim under any Real Property Lease, affect any right or obligation under any Real Property Lease or otherwise be binding upon any successor to the applicable Company or Company Subsidiary position under any Real Property Lease. None of the Company or any Company Subsidiaries has contested, or is currently contesting, any operating cost, real estate Taxes or assessment or other charge payable by the tenant under any Real Property Lease. None of the Company or any Company Subsidiaries has exercised any option or right to terminate, renew or extend or otherwise affect any right or obligation of the tenant under any Real Property Lease or to purchase the real property subject to any Real Property Lease.

(g) Except as set forth in Section 3.14(g) of the Disclosure Schedule, there is no development or other Contract that limits the ability to protest any real property Taxes, establishes any minimum real estate Taxes or requires any continued business operations with respect to any Leased Real Property. The use and occupancy of all Leased Real Property are in material compliance with all Laws and all applicable insurance requirements, including those pertaining to zoning matters and the Americans with Disabilities Act, and conform to all such Laws in all material respects on a current basis without reliance on any variance or other special limitation or conditional or special use permit.

(h) The Company has provided to Buyer a true, correct and complete copy of all ALTA land title surveys and all title insurance commitments and policies issued to any of the Company or any Company Subsidiaries that are in the Company’s possession or control and that cover any Leased Real Property.

(i) To the Knowledge of the Company, there is no material defect in any structural component of any improvement on any Leased Real Property or any of its electrical, plumbing, HVAC, life safety or other building systems.

3.15 Receivables. The accounts receivable of the Company reflected in the Financial Statements or in the accounting records of the Company (i) have arisen in the ordinary course of business, (ii) represent valid obligations arising from sales actually made or services actually performed by the Company in the ordinary course of business and (iii) to the Knowledge of the Company, and except as set forth in Section 3.15 of the Disclosure Schedule, are not subject to setoffs, adverse claims, counterclaims, assessments, defaults, prepayments, defenses, and conditions precedent.

3.16 Intellectual Property.

(a) Section 3.16(a)(i) of the Disclosure Schedule sets forth a true and complete list of: (i) all registered trademarks, service marks, trade names and domain names and pending applications to register any trademarks, service marks or trade names; (ii) patents and pending patent applications; and (iii) registered copyrights and pending applications to register copyrights, in each case owned by the Company or a Company Subsidiary on the date hereof and that have not expired or been abandoned (all of the foregoing being collectively referred to as the “Company Registered IP”). Except as set forth in Section 3.16(a)(ii) of the Disclosure Schedule, the Company or a Company Subsidiary either owns free and clear of all Liens (except for Permitted Encumbrances), or has sufficient rights to use, all patents, copyrights, trademarks, service marks, trade names, domain names, trade secrets, and software (collectively, “Intellectual Property”) used in the conduct of its business as currently conducted (such Intellectual Property, the “Company IP”). Except as set forth in Section 3.16(a)(iii) of the Disclosure Schedule: (x) all issued patents and registrations for trademarks and copyrights included in the Company Registered IP are subsisting, enforceable and, to the Knowledge of the Company, valid, and will not require any action to be taken before any Governmental Entity within 30 days after the Closing to maintain or renew such items; (y) all pending patent applications and pending applications to register any unregistered trademarks, service marks, trade names or copyrights included in the Company Registered IP will not require any action to be taken before any Governmental Entity within 30 days after the Closing to maintain or renew such items; and (z) there are no pending or, to the Knowledge of the Company, threatened Actions by third parties and neither the Company nor any Company Subsidiary has received any notice or claim challenging the validity or enforceability of, or contesting the Company’s rights with respect to, any pending applications for any Company Registered IP, excluding any such notice or claim that arose during the examination of such Company Registered IP before any Governmental Entity.

(b) Section 3.16(b) of the Disclosure Schedule lists, as of the date hereof, all license agreements and other contracts pursuant to which the Company or any Company Subsidiary has the right to practice, use, copy or otherwise exploit any Intellectual Property owned by third parties (“Inbound Licenses”); provided, however, that Section 3.16(b) of the Disclosure Schedule need not list Inbound Licenses that are: (i) for contracts for off-the-shelf or other publicly available software or other technology that do not exceed $50,000 per year, (ii) provided in connection with any equipment purchased or used by the Company, and (iii) for confidentiality or nondisclosure agreements entered into in the ordinary course of business. Further, Section 3.16(b) of the Disclosure Schedule lists, as of the date hereof, all license agreements and other contracts to which the Company or any Company Subsidiary is bound and pursuant to which any Person (other than the Company or any Company Subsidiary) is authorized to exploit any Company Registered IP or other Intellectual Property owned by the Company or any Company Subsidiary (the “Company-Owned IP”) or pursuant to which the Company or any Company Subsidiary granted any rights under any other Company IP to any Person (the “Outbound Licenses” and, collectively with the Inbound Licenses, the “Intellectual Property Agreements”); provided, however, that Section 3.16(b) of the Disclosure Schedule need not list Outbound Licenses that are: (w) standard terms governing third parties’ access to, and use of, the Company’s websites; (x) licenses to Company IP granted in the ordinary course of business; (y) confidentiality or nondisclosure agreements entered into in the ordinary course of business; and (z) agreements with current and former employees, officers, contractors, and consultants of the Company or any Company Subsidiary entered into in the ordinary course of business. With respect to the Intellectual Property Agreements set forth in Section 3.16(b) of the Disclosure Schedule: (A), all are binding and enforceable obligations of the Company, or a Company Subsidiary, and, to the Knowledge of the Company, the other parties thereto, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws from time to time in effect affecting creditors’ rights and remedies generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law), (B) the Company, or a Company Subsidiary, and each other party thereto have performed their material obligations thereunder, and (C) neither the Company, nor any Company Subsidiary nor any other party thereto is in default or breach of any material obligations thereunder. Neither the Company nor any Company Subsidiary has received notice that any third party to any Intellectual Property Agreement intends to cancel, terminate or refuse to renew (if renewable) any Intellectual Property Agreement, or to exercise or decline to exercise any option or right thereunder.

(c) The Company and Company Subsidiaries have taken steps to protect and maintain the secrecy and confidentiality of the Company and Company Subsidiaries’ confidential and proprietary information and data by causing each independent contractor of the Company and Company Subsidiary who has contributed to the software used by the Company or any Company Subsidiary to execute and deliver to the Company a confidentiality agreement. The Company has used commercially reasonable efforts to ensure that each current and former employee of the Company and each Company Subsidiary who has contributed to the creation or development of any material Company-Owned IP that is a work of authorship has transferred such Company-Owned IP to the Company through written agreement with the Company. Except as set forth in Section 3.16(c) of the Disclosure Schedule, no current or former director, officer, employee, consultant or contractor of Company has any right, license, claim or interest in any Company-Owned IP. To the Knowledge of the Company, no current or former director, officer, or employee of Company or any Company Subsidiary (i) has taken action that violates any term or covenant of any agreement such Person has with the Company or any Company Subsidiary, including an employment contract, patent disclosure agreement, invention assignment agreement, non-disclosure agreement, or non-competition agreement; (ii) is using trade secrets or proprietary information of others without permission by virtue of such employee’s, being employed by, or performing services for, the Company or any Company Subsidiary; (iii) is party to any contract with any prior employer or other party that prohibits or otherwise restricts such employee in any material respect from performing his current employment duties at the Company or Company Subsidiary; or (iv) has developed any Intellectual Property for the Company or any Company Subsidiary that is subject to any agreement under which such employee has assigned or otherwise granted to any third party any rights in or to such Intellectual Property. To the Knowledge of the Company, the employment of any employee of the Company or Company Subsidiary does not subject the Company or any Company Subsidiary to any liability to any third party for improperly soliciting such employee or consultant, or independent contractor to work for the Company or any Company Subsidiary, whether such liability is based on contractual or other legal obligations to such third party.

(d) Except as set forth in Section 3.16(d) of the Disclosure Schedule, neither the execution, delivery nor performance of this Agreement nor the consummation of the transactions contemplated herein will, with respect to any agreement to which the Company or any Company Subsidiary is bound as of the date hereof: (i) constitute a material breach or default under any contract to which the Company or any Company Subsidiary is a party that governs the licensing or use of Intellectual Property; (ii) cause the termination or loss of, or give rise to a right of termination of or to cause the loss of, any rights in any Company IP by the Surviving Corporation that is subject to any such Intellectual Property Agreement; or (iii) impair the right of the Surviving Corporation to exploit any Company IP. Except as set forth in Section 3.16(d) of the Disclosure Schedule, other than for contracts (w) requiring the payment of fees in connection with the purchase or sale of products sold by the Company in the ordinary course of business; (x) for off-the-shelf or other publicly available software or other technology that do not exceed $50,000 per year; (y) that are Material Contracts; or (z) provided in connection with any equipment purchased or used by the Company, there are no ongoing royalties, honoraria, fees or other payments payable by the Company or any Company Subsidiary to any third Person as a result of the ownership, use, possession, license, sale, marketing, or disposition of any Intellectual Property by the Company or any Company Subsidiary for the conduct of the Company’s and the Company Subsidiaries’ business as currently conducted, or for Intellectual Property incorporated in the Company and the Company Subsidiaries’ products, and none will become payable solely as a result of the consummation of this Agreement.

(e) To the Knowledge of the Company, there is no unauthorized use, unauthorized disclosure, infringement, violation or misappropriation by any third party of any Company-Owned IP. Except as set forth in Section 3.16(e) of the Disclosure Schedule, the Company has not received any notice that any third party is infringing, violating or misappropriating any part of the Company-Owned IP or otherwise making any unauthorized use or disclosure of such Company-Owned IP.

(f) Except as set forth in Section 3.16(f) of the Disclosure Schedule, the Company has not received any notice or claim regarding any offer to license a third party’s Intellectual Property alleged in such notice or claim to be used by the Company or Company Subsidiary without authorization, infringed, violated or misappropriated by the Company or Company Subsidiary, or otherwise alleging any infringement, misappropriation, or violation of any Intellectual Property owned by a third party. The conduct of business by the Company and Company Subsidiaries as previously and currently conducted does not infringe, violate or misappropriate any Intellectual Property owned by any third party.

(g) Neither the Company nor any Company Subsidiary has used, copied, incorporated or otherwise exploited any Open Source Software in such a way that requires the Company or Company Subsidiary to disclose any Company-Owned IP (other than such Open Source Software and modifications thereto) or that has caused the Company or any Company Subsidiary to grant to any third party on or before the Closing any rights or immunities under any Company-Owned IP (other than with respect to such Open Source Software and modifications thereto).

(h) A privacy statement addressing the collection, retention, use and distribution of the personally identifiable information of individuals visiting the websites of the Company and Company Subsidiaries (collectively, the “Privacy Statements”) is posted and accessible to individuals on each website of the Company and the Company Subsidiaries. Except as set forth in Section 3.16(h) of the Disclosure Schedule, the Company and the operation of the Business (i) comply in all material respects with the Privacy Statements applicable to any given set of personally identifiable information collected by the Company and any Company Subsidiary; and (ii) comply in all material respects with all Laws regarding the collection, retention, use and disclosure of personally identifiable information. The Company and Company Subsidiaries have taken measures to protect and maintain the confidential nature of the personally identifiable information provided to the Company and any Company Subsidiary by individuals and to personal information collected from individuals against loss, theft and unauthorized access or disclosure, which measures are, as a whole, not less protective and comprehensive than those that would be taken by reasonably prudent business persons operating a business similar to the Business. Neither the Company nor any Company Subsidiary has received any claims, notices or complaints from any Governmental Entity regarding the Company’s or Company Subsidiaries’ information practices or the disclosure, retention, or misuse of any personally identifiable information.

(i) The Company’s and Company Subsidiaries’ development, use, sale or exploitation of software developed by the Company and Company Subsidiaries does not violate any right of any other Person and the Company has not received any communication alleging such a violation. Neither the Company nor any Company Subsidiary has any ongoing obligations to compensate any other Person for the development, use, sale or exploitation of any software developed by the Company or any Company Subsidiary. Except as otherwise set forth in Section 3.16(i) of the Disclosure Schedule, neither the Company nor any Company Subsidiary has granted to any other Person any exclusive license, option or other rights to develop, use, sell or exploit in any manner such software, whether requiring the payment of royalties or not, except for licenses granted in the ordinary course of business.

(j) The Company and Company Subsidiaries have taken reasonable measures to keep secret and have not disclosed the source code for the software or any other confidential material or trade secret pertaining to the software to any third party other than in the course of having such third party perform services for the Company or any Company Subsidiary. No source code (or any aspect or portion thereof) has been provided to any escrow agent or other third party.

(k) To the Knowledge of the Company, the Company’s software used to operate the Company’s and the Company’s Subsidiaries’ website does not contain, and the Company has taken reasonable precautions to prevent the presence of, any malicious code, program, or other internal component (e.g., computer virus, computer worm, computer time bomb, or similar component) that would damage, destroy, or alter the Company’s owned software or databases (including any content therein).

(l) No litigation is pending or has been threatened against the Company or the Company Subsidiaries which challenges the legality, validity, enforceability or ownership of any license, sublicense or other contract covering or relating to any software used by the Company.

(m) The IT Assets are sufficient to conduct the Business as currently conducted. Except as set forth on Section 3.16(m) of the Disclosure Schedule, the IT Assets have not materially malfunctioned or failed and the Company uses commercially reasonable efforts to secure and protect the IT assets. To the Knowledge of the Company, no person has gained unauthorized access to any IT Assets.

(n) The Company does not have any contractual obligations to maintain data in a manner that logically or physically separates data of one customer from that of another.

3.17 Insurance. Section 3.17 of the Disclosure Schedule lists each insurance policy and self-insurance arrangement now maintained by or on behalf of the Company with respect to its properties and assets and the Business (including all policies of liability, property, casualty and other forms of insurance owned or held by the Company or any of Company Subsidiary or with respect to which the Company or any Company Subsidiary is a named insured or otherwise a beneficiary of coverage). All of such current insurance policies are in full force and effect in all material respects, all material premiums due and payable have been paid and the Company is not in material default with respect to its obligations under any of such insurance policies. The Company has not received any notification of cancellation or material modification of any of its insurance policies. The Company has previously made available to Buyer a summary of such insurance policies.

3.18 Environmental Matters.

(a) The Business, the Company and the Company Subsidiaries are and have been in material compliance with all applicable Environmental Laws, including any permits or other approvals required under any Environmental Laws.

(b) There are no Actions under any Environmental Laws pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiaries, including any notices, demand letters, or requests for information from any Governmental Entity or other Person making inquiries relating to any Environmental Laws or any notice that the Company or any Company Subsidiaries is potentially liable under any Environmental Laws.

(c) None of the Company or any Company Subsidiaries is currently a party to or otherwise subject to any consent decree, compliance order, or administrative order pursuant to any Environmental Laws.

(d) No Governmental Entity has notified the Company or any Company Subsidiaries of facts, events or conditions relating to the past or present properties, operations or facilities of the Company or any Company Subsidiaries, its business, or any of their respective predecessors, that, to the Knowledge of the Company, would prevent compliance by Buyer with, or give rise to any liability or investigative, corrective or remedial obligation of Buyer with respect to any Environmental Laws, including any liability related to environmental contamination or violations of any Environmental Laws.

(e) To the Knowledge of the Company, there is not present in, on or under any of the Leased Real Property any Hazardous Substances in such form or quantity as to create any liability for the Company or any Company Subsidiaries under any Environmental Law or any other liability for the Company, any Company Subsidiaries, or Buyer. None of the Company or any Company Subsidiaries has installed, used, generated, treated, disposed of or arranged for the disposal of any Hazardous Substances in any manner so as to create any liability under any Environmental Law or any other liability for the Company, any Company Subsidiaries, or Buyer.

(f) The Company has provided to Buyer true, correct and complete copies of all reports, permits, authorizations, disclosures and other documents relating to the status of any of the Leased Real Property or otherwise relating to the Business with respect to any Environmental Law, including copies of all Phase I and Phase II environmental site assessments related to any of the Leased Real Property that are in the possession or control of the Company.

3.19 Certain Fees and Liabilities. Except for any such fees and expenses included in the Company Transaction Expenses, neither the Company nor any Affiliate of the Company has paid nor is obligated to pay any fee or commission to any investment banker, broker, finder, or intermediary in connection with the transactions contemplated by this Agreement or the origin, negotiation or execution of this Agreement. Assuming the payment of the Company Transaction Expenses pursuant to Section 2.3(b), Buyer and the Surviving Corporation will not incur any liability, either directly or indirectly, to any such investment banker, broker, finder or intermediary as a result of this Agreement, the Transactions or any act or omission of the Company or any of its employees, officers, directors, stockholders, agents or affiliates.

3.20 Relationships With Related Persons. Except as set forth in Section 3.20 of the Disclosure Schedule, no officer, director or Stockholder, nor any of their respective Affiliates, (i) owns, licenses, leases or has any interest in any material asset or property (whether real, personal, or mixed and whether tangible or intangible) used in the Businesses; (ii) has been involved in any business arrangement or relationship (including as a party to a Contract) with the Company any Company Subsidiary at any time since January 1, 2011 (other than as a director, an employee or an independent contractor providing services to the Company or a Company Subsidiary); (iii) owns an equity interest in a Person that has business dealings or a material financial interest in any transaction with the Company other than business dealings or transactions conducted in the ordinary course of business with the Company on arms-length terms and conditions; or (iv) owns, directly or indirectly, any interest in any Person that competes with the Company or any Company Subsidiary. Except as set forth in Section 3.20 of the Disclosure Schedule, no officer or director, nor any of their respective Affiliates is a party to any Contract with, or has any claim or right against, the Company.

3.21 Customers and Suppliers. Section 3.21 of the Disclosure Schedule contains a list setting forth the 25 largest customers of the Business, by dollar amount of gross sales made, over the 12 months ended on September 30, 2014 (and the amount of gross sales with respect to each such customer during such 12-month period) (the “Material Customers”) and the 25 largest suppliers of and service providers to the Business, by dollar amount paid, over the 12 months ended on September 30, 2014 (and the amount paid to each such supplier or service provider during such 12-month period) (the “Material Suppliers”). Except as set forth in Section 3.21 of the Disclosure Schedule, the Company and the Company Subsidiaries have not received any communication indicating that, and, to the Knowledge of the Company, there are no circumstances indicating that, any such Material Supplier or Material Customer is terminating or materially reducing or making any materially adverse change in, or desires or intends to terminate or materially reduce or make any materially adverse change in, any aspect of its or any of its Affiliates’ business relationship with the Company or any of its Subsidiaries.

3.22 Anti-Corruption

(a) During the past five (5) years, none of the Company, any Company Subsidiary, or any of their respective officers, directors or employees, nor to the Knowledge of the Company, any of their respective agents, distributors, or other Persons acting for their benefit or on their behalf has, directly or indirectly, taken, authorized, allowed or ratified any action that has caused the Company or any Company Subsidiary to be in violation of the United States Foreign Corrupt Practices Act of 1977 (the “FCPA”) or any other anticorruption or anti-bribery Laws applicable to the Company or any Subsidiary (collectively, together with the FCPA, the “Anticorruption Laws”).

(b) More particularly, during the last five (5) years, none of the Company, the Company Subsidiaries or any of their respective officers, directors or employees, nor to the Knowledge of the Company, any of their respective agents, distributors, or other Persons acting for their benefit or on their behalf has, directly or indirectly, taken any act in furtherance of an offer, payment or transfer (or a promise to pay or transfer) money or anything else of value to a Government Official, or any other Person when knowing or having reason to believe that all or any portion of such money or thing of value will or may be offered, given or promised to any Government Official, for the purpose of obtaining, retaining or directing any business or securing any other business or regulatory advantage.

(c) During the past five years, (i) there has been no written allegation or charge, proceeding or investigation of, or written request for information by any Governmental Entity from, the Company or any Company Subsidiary regarding the Company’s or any Company Subsidiary’s actual or possible violation of any Anticorruption Laws, and (ii) none of the officers, directors, employees or to the Knowledge of the Company, agents of the Company or any of Company Subsidiaries is a Government Official.

(d) The Company and each Company Subsidiary has established and implemented reasonable internal controls and procedures intended to ensure compliance with the Anticorruption Laws. More particularly, the Company and each Company Subsidiary has systematically (i) made and kept books, records, and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company and each Company Subsidiary, and (ii) devised and maintained a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed and access to assets is permitted only in accordance with management’s general or specific authorization, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP or any other criteria applicable to such statements and to maintain accountability for assets, and (C) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(e) During the past five (5) years, none of the Company, any Company Subsidiaries, or any of their respective officers, directors or employees, nor to the Knowledge of the Company, any of their respective agents, former employees or any other Person associated with or acting for or on behalf of the Company or any Company Subsidiary has (i) circumvented any internal accounting controls of any such entity, (ii) falsified any books, records, or accounts, (iii) established or maintained any fund or asset that has not been recorded in the books and records of any such entity, or (iv) attempted to coerce or fraudulently influence, an accountant in connection with any audit, review, or examination of the financial statements of the Company or any Company Subsidiaries.

(f) For purposes of this Agreement, “Government Official” means any (i) officer, director or employee of a Governmental Entity or instrumentality thereof (including any partially or wholly state-owned or controlled enterprise); (ii) holder of political office, political party official, candidate for any political office, or member of a royal family; (iii) officer, director or employee of a public international organization (including the World Bank, United Nations and the European Union); or (iv) Person acting for or on behalf of any such Governmental Entity or instrumentality thereof.

3.23 Export/Import. The Company, the Company Subsidiaries, and each officer, director, employee, or to the Knowledge of the Company, each other Person acting on their behalf, has:

(a) At all times complied in all material respects with the Anti-Boycott Laws, including complying with the following prohibitions, except where any non-compliance is or was immaterial:

(i) Entering into an agreement to refuse or actually refusing to do business with a country that is the object of the boycott or with the government, any Persons, or nationals in that country;

(ii) Entering into an agreement to refrain or actually refraining from doing business with any U.S. Person engaged in trade in a country that is the object of the boycott;

(iii) Entering into an agreement to discriminate or actually discriminating against other Persons based on race, religion, sex, or national origin;

(iv) Entering into an agreement to refrain or actually refraining from doing business with any Person whose ownership or management is made up, all or in part, of individuals of a particular nationality, race or religion, or to remove or refrain from selecting corporate directors who are individuals of a particular nationality, race or religion;

(v) Entering into an agreement to furnish or actually furnishing information about business relationships with or in Israel or with blacklisted companies;

(vi) Entering into an agreement to furnish or actually furnishing information about the race, religion, sex, or national origin of another person;

(vii) Implementing letters of credit containing prohibited boycott terms or conditions;

(viii) Entering into an agreement to refrain or actually refraining from employing individuals of a particular race, religion or national origin; or

(ix) Entering into an agreement to refrain or actually refraining from shipping or insuring products on a carrier owned, leased, or operated by a Person who does not participate in or cooperate with an international boycott;

(b) During the past five (5) years, complied in all material respects with all U.S. and applicable foreign Laws relating to export controls, including the following: (i) the Arms Export Control Act (22 U.S.C. § 2751 et seq.); (ii) the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130); (iii) the Export Administration Act of 1979 (50 U.S.C. App. §§ 2401-2420); (iv) the Export Administration Regulations (15 C.F.R. Parts 730-774); (v) the International Emergency Economic Powers Act (50 U.S.C. §§ 1701-1707); (vi) the Trading with the Enemy Act (50 U.S.C. App. 1 et seq.); and (vii) the embargo and sanctions programs administered by the U.S. Treasury Department’s Office of Foreign Assets Control (31 C.F.R. Parts 501-598) (all of the foregoing collectively defined as “Export Controls”);

(c) Obtained all licenses, registrations, approvals and agreements required by applicable Export Controls (“Licenses”) and complied with the terms and conditions of the Licenses in all materials respects, and kept all records required by Export Controls;

(d) During the past five (5) years, complied with all applicable Laws, U.S. and foreign, related to the importation of goods, including the Tariff Act of 1930 (19 U.S.C. § 1202 et seq.) and U.S. Customs and Border Protection regulations (19 C.F.R. Parts 0-192) (all of the foregoing collectively defined as “Import Laws”), and used reasonable care when importing goods into each jurisdiction, whether serving as importer of record, customs broker or freight forwarder, including (i) properly classifying the goods; (ii) accurately reporting the value of the goods; (iii) completely and accurately filing all entry forms; (iv) maintaining appropriate records of each transaction in compliance with applicable Import Laws; (v) properly marking and documenting the country of origin of the goods; and (vi) remitting all applicable duties, including anti-dumping and countervailing duties (such as those established by 19 U.S.C. §§ 1671-1677n), without improperly seeking to circumvent the payment of such duties; and

(e) At no time during the past five (5) years, conducted or facilitated business on behalf of the Company with any Restricted Party without a license from the Governmental Entity responsible for administering the controls on the Restricted Party.

EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE 3 AND SECTION 6.1(C), THE COMPANY MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED. WITHOUT LIMITING THE FOREGOING, NO REPRESENTATION OR WARRANTY IS MADE WITH RESPECT TO THE FUTURE PROSPECTS OR PERFORMANCE OF THE COMPANY FROM AND AFTER THE EFFECTIVE TIME.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

Buyer and Merger Sub hereby represent and warrant to the Company as follows:

4.1 Organization and Authority of Buyer and Merger Sub. Each of Buyer and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation. Each of Buyer and Merger Sub has full corporate power and authority to enter into and perform its obligations under this Agreement and the Ancillary Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Buyer and Merger Sub of this Agreement and any Ancillary Document to which they are, or are anticipated to be, a party and the consummation by Buyer and Merger Sub of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Buyer and Merger Sub and no other corporate proceedings on the part of Buyer and Merger Sub are necessary to authorize the execution, delivery and performance of this Agreement or any of the Ancillary Documents to which they are, or are anticipated to be, a party or to consummate the Merger and the other transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Buyer and Merger Sub, and (assuming due authorization, execution and delivery by each other party hereto) this Agreement constitutes a legal, valid and binding obligation of Buyer and Merger Sub enforceable against Buyer and Merger Sub in accordance with its terms. When each Ancillary Document to which Buyer or Merger Sub is, or is anticipated to be, a party has been duly executed and delivered by Buyer or Merger Sub (assuming due authorization, execution and delivery by each other party thereto), such Ancillary Document will constitute a legal and binding obligation of Buyer or Merger Sub enforceable against it in accordance with its terms.

4.2 Consents and Approval; No Violation. Neither the execution and delivery of this Agreement by Buyer and Merger Sub, nor the consummation by Buyer and Merger Sub of the transactions contemplated hereby, will: (i) conflict with or result in a violation or breach of, or default under, any provision of the certificate of incorporation, by-laws or other organizational documents of Buyer or Merger Sub, (ii) conflict with or result in a violation or breach of any provision of any Law or order of a Governmental Entity applicable to Buyer or Merger Sub, or (iii) require the consent, notice or other action by any Person under any Contract to which Buyer or Merger Sub is a party. No consent, approval, permit, order of a Governmental Entity, declaration or filing with, or notice to, any Governmental Entity is required by or with respect to Buyer or Merger Sub in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, except for (x) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware (y) such filings as may be required under the HSR Act and (z) the disclosure requirements under the Exchange Act.

4.3 No Prior Merger Sub Operations. Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

4.4 Funding. At the Closing, Buyer will have the funds necessary to pay the Merger Consideration and consummate the transactions contemplated by this Agreement and the Ancillary Documents.

4.5 Certain Fees and Liabilities. Buyer has not paid, nor is Buyer obligated to pay, any fee or commission to any investment banker, broker, finder or intermediary in connection with the transactions contemplated by this Agreement.

4.6 Legal Proceedings. There are no Actions or, to Buyer’s knowledge, threatened against or by Buyer or any Affiliate of Buyer that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

4.7 Tax Status. Guarantor is the parent corporation of an affiliated group of corporations filing a consolidated Federal income Tax Return.

ARTICLE 5

PRE CLOSING COVENANTS

5.1 Interim Operations of the Company. During the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement in accordance with Article 8, except as (i) set forth in Exhibit 5.1; (ii) specifically required by this Agreement; (iii) required by applicable Laws or regulations or proper orders of Governmental Entities; or (iv) otherwise consented to in writing by Buyer (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall conduct the Business only in the ordinary course in substantially the same manner as heretofore conducted and use commercially reasonable efforts to (a) preserve and protect the Business and its rights, properties, and assets; (b) keep available to the Company and the Company Subsidiaries the present officer and senior management employees of the Company and the Company Subsidiaries; (c) prevent any material degradation in, the Company’s and the Company Subsidiaries’ relationship with its suppliers, customers and others having material business relations with the Company and the Company Subsidiaries; and (d) comply with the Economic Incentive Agreements and otherwise preserve and protect the Economic Incentives. Without limiting the foregoing, except as set forth in Exhibit 5.1, from the date hereof until the Effective Time, the Company shall not, without the prior written consent of Buyer (such consent not to be withheld, conditioned or delayed):

(i) amend or otherwise change the organizational documents of the Company in any manner that would adversely affect the consummation of the Merger;

(ii) issue, sell, pledge, dispose of, or otherwise subject to any Encumbrance (other than any Permitted Encumbrance) (A) any shares of capital stock of the Company or any of the Company Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any such shares, or any other ownership interest in the Company or any of the Subsidiaries, except for issuances in connection with the exercise of Options outstanding as of the date of this Agreement or (B) any properties or assets of the Company or any of the Company Subsidiaries, other than property or assets with an aggregate value of less than $100,000;

(iii) acquire any corporation, partnership, limited liability company, or other business organization or any material amount of assets, or enter into any joint venture, strategic alliance, exclusive dealing, noncompetition or similar contract or arrangement;

(iv) except for the Merger or as otherwise provided in this Agreement, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or change in the capitalization of the Company or any of the Company Subsidiaries;

(v) change any material tax or accounting policy or practice, other than those required by GAAP (or otherwise required by applicable accounting standard) or applicable Law;

(vi) permit the lapse of any right relating to any material Company IP other than in the ordinary course of business;

(vii) enter into any Inbound License with respect to Intellectual Property with any Person (other than inbound “shrink-wrap” and similar publicly available commercial end-user licenses) or transfer to any Person any Intellectual Property, except for non-exclusive Outbound License or service agreements entered into in the ordinary course of business and in substantially the form delivered to Buyer or its counsel;

(viii) enter into any agreement under which the Company would be restricted from selling, licensing or otherwise distributing any products or providing services to customers or potential customers or any class of customers;

(ix) declare, set aside, make or pay any dividend or other distribution (other than cash) or repurchase, redeem or otherwise acquire any outstanding Shares;

(x) sell, lease, license or otherwise dispose of a material amount of assets of the Company or the Company Subsidiaries, or in either case, any interests therein, except (A) pursuant to existing Contracts, (B) the disposal of obsolete inventory or other assets or (C) otherwise in the ordinary course of business consistent with past practice;

(xi) incur any individual capital expenditures in excess of $250,000 or aggregate capital expenditures in excess of $500,000, other than capital expenditures (A) reflected in the budget or financial forecast previously provided to Buyer or (B) incurred in the ordinary course of business consistent with past practice;

(xii) fail to preserve and maintain all of the Leased Real Property in substantially the same condition as existed on the date hereof, ordinary wear and tear excepted, or erect any new improvement on any of the Leased Real Property;

(xiii) (A) become a guarantor with respect to any obligation of any other Person; (B) assume or otherwise become obligated for any obligation of any other Person for borrowed money; or (C) agree to maintain the financial condition of any other Person;

(xiv) (A) incur any Indebtedness that will not be satisfied at Closing pursuant to a payoff letter; (B) make any loan, advance or capital contribution to, or investment in, any other Person; or (C) make or pledge to make any significant charitable contribution;

(xv) except as required by Law, or in the ordinary course of business consistent with past practice, enter into, amend or modify in any material respect adverse to the Company or terminate (other than automatic terminations in accordance with its terms) any Material Contract, or otherwise waive or release any material rights, claims or benefits of the Company thereunder;

(xvi) settle, or offer or propose to settle, any material Action, except for any settlement involving up to $100,000;

(xvii) (A) fail to prepare and timely file all Tax Returns with respect to the Company and the Company Subsidiaries required to be filed before Closing or timely withhold and remit any employment Taxes with respect to the Company and its Subsidiaries; (B) make or change any material Tax election; (C) adopt or change any material method of Tax accounting; (D) compromise or settle any material Tax liability; or (E) amend any material Tax Return, in each case except in the ordinary course of business consistent with past practices;

(xviii) make any material change in any method of accounting or accounting practice of the Company or any of the Company Subsidiaries, except for any such change required by reason of a concurrent change in GAAP;

(xix) other than in the ordinary course of business consistent with past practices (A) enter into any collective bargaining agreement, employment, change-in-control, retention, equity compensation, profit-sharing, savings, incentive or deferred compensation, severance, retirement or other similar agreement with any Company employee (or, in either case, any amendment to any such existing agreement), (B) other than as provided under a Plan, grant any new severance or termination pay to any Company employee or (C) increase the compensation payable to any Company employee;

(xx) other than as required by Law or the terms of this Agreement, in the ordinary course of business that would not materially increase costs, amend or terminate any Plan or adopt or enter into any plan or arrangement that would be considered a Plan if it were in existence on the date hereof or increase the benefits provided under any Plan, or promise to commit to undertake any of the foregoing in the future or enter into, amend or extend any collective bargaining agreement or recognize any union or other labor organization or employee group as the bargaining representative for any Company employees;

(xxi) adopt, approve, consent to or propose any change in the respective organizational documents of the Company or any of the Company Subsidiaries;

(xxii) disclose any material confidential, proprietary or non-public information (other than as is reasonably protected under a customary non-disclosure Contract);

(xxiii) grant or have come into existence any Encumbrance on any material asset, other than any Permitted Encumbrance;

(xxiv) adopt, amend or terminate any Plan, except as required by applicable Laws (or the terms of this Agreement); or

(xxv) enter into any formal agreement committing to do any of the foregoing.

Notwithstanding anything to the contrary contained herein, nothing contained in this Agreement will give Buyer, directly or indirectly, rights to control or direct the business or operations of the Company and the Company Subsidiaries prior to the Closing. Prior to the Closing, the Company and the Company Subsidiaries will exercise, consistent with the terms and conditions of this Agreement, control of their businesses and operations.

5.2 Governmental Consents.

(a) HSR Filing. Prior to the date hereof, Buyer and the Company have filed, or caused to be filed by their respective “ultimate parent entities,” with the Federal Trade Commission (the “FTC”) and the Department of Justice (the “DOJ”) the notifications and other information (if any) required to be filed under the HSR Act with respect to the transactions contemplated in this Agreement, and Buyer has paid, or caused to be paid, all filing fees with respect to such filings.

(b) Other Governmental Entities. In addition, the Company and Buyer shall promptly proceed to prepare and file with the appropriate Governmental Entities such additional requests, reports or notifications as may be required or, in the opinion of Buyer, advisable, in connection with this Agreement.

(c) Cooperation. With respect to each of the above filings, and any other requests from Governmental Entities, the Company and Buyer shall diligently and expeditiously prosecute and use their reasonable best efforts to obtain any clearance under the Antitrust Laws for the transactions contemplated by this Agreement and to resolve any objections as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement, and cooperate fully with each other in the prosecution of such matters including, subject to applicable Law, by permitting counsel for the other party to review in advance (to the extent possible), and consider in good faith the views of the other party in connection with, any such filing or any proposed oral or written communication with any Governmental Entity and by providing counsel for the other party with copies of all filings and submissions made by such party and all correspondence between such party (and its advisors) and any Governmental Entity and any other information supplied by such party to a Governmental Entity or received from such a Governmental Entity in connection with the transactions contemplated by this Agreement. Any competitively sensitive information that is disclosed pursuant to this Section 5.2(c) will be limited to each of Buyer’s and the Company’s respective outside counsel and economists or other experts pursuant to a separate customary confidentiality and/or joint defense/common interest agreement. Each of Buyer and the Company shall furnish to the other such reasonably necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any such filing or submission.

(d) Status. Buyer and the Company shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC, the DOJ, any other Governmental Entity or any third party with respect to the transactions contemplated by this Agreement. In the event a suit or other proceeding is threatened or instituted by a public or private entity or individual challenging the transactions contemplated by this Agreement as violative of the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, or any other federal, state or foreign law or regulation or decree or order designed to prohibit, restrict or regulate actions for the purpose or effect of foreign ownership, monopolization or restraint of trade (collectively, “Antitrust Laws”), Buyer shall use its commercially reasonable efforts (subject to Section 5.2(e)) to avoid the filing of, or resist or resolve such suit or proceeding filed by a Governmental Entity.

(e) Buyer Obligations. Nothing in this Agreement shall require, or be deemed to require, the Buyer (i) to agree to any limitation on its rights under this Agreement or any of the Ancillary Documents (ii) to litigate any actual suit sought by any Governmental Entity or any other Person or (iii) to propose, negotiate, offer to commit or to effect (A) any sale, divestiture, license, hold separate or other disposition of assets or business of the Buyer or the Company, or their respective Subsidiaries or Affiliates, or (B) any restrictions on the control or conduct of any business of Buyer or the Company or their respective Subsidiaries or Affiliates, in each case that would materially deprive Buyer of the benefit of the transactions contemplated by the Agreement or Buyer’s and its Affiliates’ current operations. Buyer shall not require the Company to, and the Company shall not be required to, take any action with respect to satisfying any Antitrust Laws that would bind the Company in the event the Closing does not occur.

5.3 Consents; Permits; Further Assurances.

(a) After the date of this Agreement and prior to the Closing, the Company shall use its commercially reasonable efforts to obtain the consent from any party to a Material Contract set forth in the Disclosure Schedule to the extent that it is required to be obtained by the Company in connection with the transactions contemplated by this Agreement.

(b) Subject to the terms and conditions of this Agreement, prior to the Closing, each of Buyer and the Company shall use its commercially reasonable efforts to provide all notices and otherwise take all actions to transfer, reissue or obtain any material permits required to be transferred, reissued or obtained as a result of or in furtherance of the transactions contemplated by this Agreement, including to cooperate with the other party to provide any information necessary to transfer, obtain or reissue such permits.

(c) Each of Buyer and the Company shall use its commercially reasonable efforts to (i) take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement.

5.4 Access; Information. From and after the date hereof, the Company shall provide Buyer and its authorized representatives with reasonable access during normal business hours to the facilities, books and records of the Company, and shall use commercially reasonable efforts to furnish Buyer with such information with respect to the Business and properties of the Company as Buyer or its authorized representatives from time to time reasonably may request; provided, however, that (a) such access does not disrupt the normal operations of the Company in any material respect and (b) such access shall not include access to information the disclosure of which is prohibited by law or to such portions of documents or information subject to attorney-client privilege and the provision of which, as determined by counsel of the Company, may eliminate the privilege pertaining to such documents.

5.5 Delivery of Financial Statements. The Company shall, as promptly as practicable following the completion thereof by the Company, and in any event within 20 days after the end of each month, deliver to Buyer unaudited financial statements of the Company, prepared in accordance with the Accounting Principles, except as set forth in Section 3.5 of the Disclosure Schedule, consisting of a consolidated balance sheet of the Company and the Company Subsidiaries (taken as a whole) and the related statement of income and cash flows of the Company and the Company Subsidiaries (taken as a whole) as of the last day of such month and for the period of the current fiscal year ended as of the last day of such month.

5.6 Publicity. Except as otherwise required by law, regulation, court order or exchange or listing requirement (in which case the party required to make the disclosure shall allow the other party reasonable time to comment on such disclosure in advance of its issuance), none of the Company, the Stockholders’ Representative or Buyer shall at any time prior to or after the Closing, without the prior written consent of the others, make or permit to be made by any of its Affiliates or otherwise any disclosure (by means of public announcement or otherwise) concerning the subject matter of this Agreement or any of the terms hereof (including the Closing Per Share Merger Consideration) or the transactions contemplated hereby (other than disclosure by a party to its employees or representatives who need to know such information in order to assist such party in connection with the transactions contemplated hereby; it being understood that such party will cause such employees and representatives to comply with this section) without the prior written consent of the other parties hereto.

5.7 Stockholders Consent.

(a) Within twenty-four hours (with originals to follow promptly thereafter) after execution of this Agreement, the Company shall deliver to Buyer the Requisite Stockholder Consent pursuant to written consents of the necessary Stockholders listed in the Disclosure Schedule, in the form attached hereto as Exhibit C (the “Written Consent”).

(b) Promptly following, but in no event more than five Business Days after, receipt of the Written Consent, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every Stockholder that did not execute the Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the Stockholders and approved and adopted this Agreement, the Merger and the other transactions contemplated hereby, (ii) provide the Stockholders to whom it is sent with notice of the actions taken in the Written Consent, including the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby in accordance with Section 228(e) of the DGCL and the bylaws of the Company and (iii) notify such Stockholders of their dissent and appraisal rights pursuant to Section 262 of the DGCL. The Stockholder Notice shall include therewith a copy of Section 262 of the DGCL and all such other information as Buyer shall reasonably request, and shall be sufficient in form and substance to start the 20 day period during which a Stockholder must demand appraisal of such Stockholder’s Company Common Stock as contemplated by Section 262(d)(2) of the DGCL. All materials submitted to the Stockholders in accordance with this Section 5.7(b) shall be subject to Buyer’s advance review and reasonable approval.

(c) The Company shall (a) no later than five Business Days prior to the Closing Date, solicit from each “disqualified individual” with respect to the Company (within the meaning of Section 280G(c) of the Code) who has received or will receive any payment or benefits that would constitute a “parachute payment” (within the meaning of Section 280G(b)(2)(A) of the Code) a waiver of such disqualified individual’s rights to some or all of such payments or benefits (the “Waived 280G Benefits”) so that all remaining payments and/or benefits, if any, shall not be deemed to be “excess parachute payments” (within the meaning of Section 280G of the Code) and (b) no later than three Business Days prior to the Closing Date, with respect to each individual who agrees to the waiver described in clause (a), submit to a stockholder vote (along with adequate disclosure satisfying the requirements of Section 280G(b)(5)(B)(ii) of the Code and any regulations promulgated thereunder) the right of any such “disqualified individual” to receive or retain the Waived 280G Benefits. Prior to soliciting such waivers and approval materials, the Company shall provide drafts of such waivers and approval materials to Buyer for its reasonable review and approval (which approval will not be unreasonably withheld, conditioned or delayed) no later than two Business Days prior to soliciting such waivers and soliciting such approval. If any of the Waived 280G Benefits fail to be approved in accordance with the requirements of Section 280G(b)(5)(B) as contemplated above, such Waived 280G Benefits shall not be made, provided or retained, as the case may be. Prior to the Closing, the Company shall deliver to Buyer evidence reasonably acceptable to Buyer that a vote of the stockholders of the Company was solicited in accordance with the foregoing provisions of this Section 5.7(c) and that either (i) the requisite number of votes of the stockholders of the Company was obtained with respect to the Waived 280G Benefits (the “280G Approval”) or (ii) the 280G Approval was not obtained, and, as a consequence, the Waived 280G Benefits shall not be made, provided or retained, as the case may be.

5.8 Notice of Certain Events.

(a) From the date hereof until the Closing, the Company shall promptly notify Buyer in writing of:

(i) any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had a Company Material Adverse Effect or (B) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Article 6 to be satisfied;

(ii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(iii) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement; or

(iv) any Actions commenced or, to the Knowledge of the Company, threatened against, relating to or involving or otherwise affecting the Company that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.17 or that relates to the consummation of the transactions contemplated by this Agreement.

(b) No notification from the Company to Buyer pursuant to this Section 5.8 shall affect any rights to indemnification under this Agreement.

5.9 Resignations. The Company shall deliver to Buyer written resignations or take such action as is necessary to effect the removal, of the officers and directors of the Company and the Company Subsidiaries, effective as of the Effective Time.

5.10 Closing Conditions. From the date hereof until the Closing, each party hereto shall use reasonable best efforts to take such actions as are reasonably necessary to expeditiously satisfy the closing conditions set forth in Article 6 hereof.

5.11 No Solicitation. (a) Notwithstanding any provision in this Agreement to the contrary, the Company (i) shall not, and shall cause the Company Subsidiaries and any director, officer or employee of the Company or any of the Company Subsidiaries or any investment banker, attorney, accountant or other advisor or representative of the Company or any of the Company Subsidiaries not to, directly or indirectly, (A) solicit, initiate or encourage, or take any other action to knowingly facilitate, any Takeover Proposal or any inquiries or the making of any proposal that could reasonably be expected to lead to a Takeover Proposal or (B) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person or Group (or any representative thereof) any information with respect to, or otherwise knowingly cooperate in any way with any Person or Group (or any representative thereof) with respect to, any Takeover Proposal, (ii) shall and shall cause the Company Subsidiaries and its and their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors and representatives to immediately cease and cause to be terminated all existing activities, discussions and negotiations with any Person or Group conducted heretofore with respect to any Takeover Proposal and (iii) shall promptly, and in any event within two (2) days following the date of this Agreement, request, and shall use its commercially reasonable efforts to cause, the prompt return or written acknowledgment of destruction of all confidential information previously furnished to such parties or their representatives in connection with any Takeover Proposal to the extent that the Company is entitled to have such documents returned or destroyed.

(b) For purposes of this Agreement, the term “Takeover Proposal” means any inquiry, proposal or offer from any Person or Group (other than Buyer or Merger Sub or any of their Affiliates) relating to, or that could reasonably be expected to lead to, in one transaction or a series of related transactions, any merger, consolidation, business combination, recapitalization, liquidation or dissolution involving the Company or any direct or indirect acquisition, including by way of any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture, license agreement or similar transaction, of (i) assets or businesses that constitute or represent 20% or more of the total revenue, net income or assets of the Company and the Company Subsidiaries, taken as a whole, or (ii) 20% or more of the outstanding Shares or of any class of capital stock of, or other equity or voting interests in, one or more of the Company Subsidiaries which, in the aggregate, directly or indirectly hold the assets or businesses referred to in clause (i) above.

5.12 Taxes

(a) The Company will prepare, or cause to be prepared, all Tax Returns required to be filed by the Company and the Company Subsidiaries on or before the Closing Date. Buyer shall prepare and file, or cause to be prepared and filed, all Tax Returns required to be filed by the Company and the Company Subsidiaries after the Closing Date with respect to a Pre-Closing Tax Period. Any such Tax Return shall be prepared in a manner consistent with past practice (unless otherwise required by Law) and without a change of any election or any accounting method and shall be submitted by Buyer to the Stockholders’ Representative (together with schedules, statements and, to the extent requested by the Stockholders’ Representative, supporting documentation) at least thirty (30) days before the due date (including extensions) of such Tax Return. If the Stockholders’ Representative objects to any item on any such Tax Return, he shall, within 5 days after delivery of such Tax Return, notify Buyer in writing that he so objects, specifying with particularity any such item and stating the specific factual or legal basis for any such objection. If a notice of objection shall be duly delivered, Buyer and the Stockholders’ Representative shall negotiate in good faith and use their commercially reasonable efforts to resolve such items. If Buyer and the Stockholders’ Representative are unable to reach such agreement within 5 days after receipt by Buyer of such notice, the disputed items shall be resolved by a nationally recognized accounting firm selected by Buyer and reasonably acceptable to the Stockholders’ Representative (the “Accounting Referee”) and any determination by the Accounting Referee shall be final. The Accounting Referee shall resolve any disputed items within ten days of having the item referred to it pursuant to such procedures as it may require. If the Accounting Referee is unable to resolve any disputed items before the due date for such Tax Return, the Tax Return shall be filed as prepared by Buyer and then amended to reflect the Accounting Referee’s resolution. The costs, fees, and expenses of the Accounting Referee shall be borne equally by Buyer, on the one hand, and the Stockholders’ Representative, on the other hand. The preparation and filing of any Tax Return of the Company or any Company Subsidiary that does not relate to a Pre-Closing Tax Period shall be exclusively within the control of Buyer.

(b) Neither Buyer nor any of its Affiliates shall (or shall cause or permit the Company or any of the Company Subsidiaries to) amend, refile or otherwise modify any Tax Return relating in whole or in part to the Company or any of the Company Subsidiaries with respect to any Pre-Closing Taxable Period (or with respect to any Straddle Period) without the written consent of the Stockholders’ Representative, which consent may not be unreasonably delayed, withheld or conditioned. Notwithstanding the foregoing, in the event a Tax Return is filed while a tax claim relating to Pre-Closing Taxes for which the Stockholders might have an indemnification obligation pursuant to Section 9.2 is pending, and such Tax Return must be amended as a result of and based upon the resolution of such Tax Claim, Buyer agrees to amend such Tax Return solely to reflect the resolution of such Contest and the Stockholders’ Representative shall not withhold its consent to such amendment.

(c) In the case of any Straddle Period, the amount of any income and sales or use Taxes with respect to a Pre-Closing Tax Period will be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the Taxable year of any pass-through entity will be deemed to terminate at such time) and the amount of any other Tax with respect to the Company or any of Company Subsidiaries with respect to any Straddle Period which relates to a Pre-Closing Tax Period will be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the portion of such Straddle Period ending on the Closing Date and the denominator of which is the total number of days in such Straddle Period

(d) After the Closing, Buyer shall promptly notify the Stockholders’ Representative in writing of any demand, claim or notice of the commencement of an audit received by such party from any Governmental Authority or any other Person with respect to Taxes for which the Stockholders are liable pursuant to Section 9.2 of this Agreement; provided, however, that a failure to give such notice will not affect Buyer’s rights to indemnification under Section 9.2 except to the extent that the Stockholders are actually prejudiced thereby. Such notice shall contain factual information (to the extent known) describing the asserted Tax liability and shall include copies of the relevant portion of any notice or other document received from any Governmental Authority or any other Person in respect of any such asserted Tax liability.

(e) The Stockholders’ Representative shall control the conduct, through counsel of his own choosing at his own expense, of any Action, audit, claim for refund, or administrative or judicial proceeding involving any asserted Tax liability or refund with respect to the Company or any of the Company Subsidiaries (any such Action or audit or proceeding relating to an asserted Tax liability in respect of which an indemnity may be sought by Buyer pursuant to Section 9.2(a)(iii) referred to herein as a “Tax Claim”) relating to Pre-Closing Tax Periods; provided, however, that the Stockholders’ Representative will not admit any liability with respect to, or settle or compromise, any Tax Claim without the prior written consent of Buyer (which consent will not be unreasonably withheld, delayed or conditioned).

(f) In the case of a Tax Claim that relates to Straddle Periods, Buyer shall control the conduct of such Tax Claim, but the Stockholders’ Representative shall have the right to participate in such Tax Claim at his own expense and, with the written consent of Buyer, in Buyer’s sole discretion, and at his expense, may assume control of the conduct of such Tax Claim. Neither Buyer, the Company nor any of the Company Subsidiaries shall settle, compromise and/or concede such Tax Claim without the consent of the Stockholders’ Representative, which consent shall not be unreasonably withheld, delayed or conditioned. If Buyer fails to assume control of the conduct of any such Tax Claim within a reasonable period following the receipt by Buyer of notice of such Tax Claim, the Stockholders’ Representative shall have the right to assume control of such Tax Claim and shall be able to settle, compromise and/or concede such Tax Claim in his sole discretion.

(g) The Stockholders’ Representative and Buyer shall provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return pursuant to this Section 5.12 or in connection with any audit or other proceeding in respect of Taxes of the Company or any of the Company Subsidiaries. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by tax authorities. Each of the Stockholders’ Representative and Buyer shall retain all Tax Returns, schedules and work papers, records, and other documents in its possession relating to Tax matters of the Company or any of the Company Subsidiaries for any taxable period beginning before the Closing Date until the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified by the other party in writing of such extensions for the respective Tax periods. Any information obtained under this Section 5.12 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or in the conduct of a Tax Claim or other Tax proceeding.

(h) The Stockholders’ Representative, on behalf of the Stockholders and the Vested Optionholders, will be entitled to any credits and refunds (including interest received thereon) in respect of any Pre-Closing Taxable Period except with respect to the carryback of any Tax benefits from Post-Closing Tax Periods. Buyer shall cause such refund or the amount of such credit to be paid to the Stockholders’ Representative, on behalf of the Stockholders and the Vested Optionholders, promptly after it is received, allowed or applied against any Tax liability.

(i) The parties agree that the Company will recognize an income tax deduction as a result of the recognition of compensation income by its employees related to payments with respect to Options and other employee payments related to the Closing. In addition, the parties agree that the Company will be required to pay its payroll taxes (in addition to the payroll taxes that such employees may be required to pay for which the Company must withhold) as a result of such income recognition. The parties further agree that the economic benefit of such compensation payments through related tax deductions shall inure to Stockholders and that the cost of the Company’s payroll taxes shall be borne by the Stockholders. The parties contemplate that the Pre-Closing Tax Period shall end at the end of the day which includes the Effective Time. In order to allow the Company to report the income, gain, loss and deductions attributable to such day (including the compensation deduction discussed above and the Company’s payroll tax expense), the Company shall elect to change its tax year for 2014 to a 52-53 week tax year with respect to the Thursday nearest December 31 (i.e., January 1, 2015.) Buyer shall cause the Company to timely file Form 1128 in order for the Company to change its year end for 2014 to the Thursday nearest December 31. If the Company’s change of accounting period described in this Section 5.12(i) is not effective, Buyer and Company shall cooperate in having the Company file a one day return for January 1, 2015 (or other short period), and carryback the loss so that the benefit of the net operating loss created by the compensation deduction is realized by the Stockholders, although in no case shall the Stockholders realize a double benefit for the tax savings created by the compensation deduction.

ARTICLE 6

CONDITIONS TO THE CLOSING

6.1 Conditions to the Obligations of Buyer. The obligations of Buyer and Merger Sub to effect the transactions at the Closing contemplated by this Agreement shall be subject to the fulfillment (or waiver by Buyer) at or prior to the Closing of the following conditions:

(a) This Agreement shall have been duly adopted by the Requisite Stockholder Consent.

(b) All agreements and covenants required by this Agreement to be complied with or performed or fulfilled by the Company at or prior to the Closing shall have been complied with, performed or fulfilled in all material respects.

(c) All of the representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any qualifiers or exceptions relating to materiality or Company Material Adverse Effect set forth in such representations and warranties) as of the date hereof and as of the Closing (except that representations and warranties made with reference to a specific date or time shall be true and correct as of such specific date or time) other than such failures to be true and correct as do not represent a Company Material Adverse Effect.

(d) No injunction, restraining order or other order which prohibits, prevents or makes illegal the transactions contemplated by this Agreement shall have been issued by any Governmental Entity and remain in effect.

(e) The waiting period (and any extension thereof) under the HSR Act applicable to the transactions contemplated under this Agreement shall have been terminated or shall have expired.

(f) From the date of this Agreement, there shall not have occurred any Company Material Adverse Effect, nor shall any event or events have occurred that result in a Company Material Adverse Effect.

(g) The Company shall have delivered each of the closing deliverables set forth in Section 2.3(a).

(h) The Company will have delivered to Buyer evidence satisfactory to Buyer that the Barton Note has been paid in full and terminated.

(i) The Employment Agreements shall have been executed by the Key Employees and the Non-Competition Agreements shall have been executed by the Select Key Employees, and none of such Employment Agreements shall have been repudiated and the Consulting Agreement shall have been executed by Barton and shall not have been repudiated.

(j) The Freightview Merger Agreement shall have been adopted by the Board of Directors of Freightview, Inc., submitted by such Board to the shareholders of Freightview, Inc. for approval at a duly called shareholder meeting, approved by the shareholders of Freightview and Buyer shall have received an executed copy of the Barton Voting Agreement.

6.2 Conditions to the Obligations of the Company. The obligation of the Company to effect the transactions contemplated by this Agreement shall be subject to the fulfillment (or waiver by the Stockholders’ Representative) at or prior to the Closing of the following conditions:

(a) This Agreement shall have been duly adopted by the Requisite Stockholder Consent.

(b) All agreements and covenants required by this Agreement to be complied with, performed or fulfilled by Buyer and Merger Sub at or prior to the Closing shall have been complied with, performed or fulfilled in all material respects.

(c) All of the representations and warranties of Buyer and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any qualifications or exceptions relating to materiality or Buyer Material Adverse Effect set forth in such representations and warranties) as of the date hereof and as of the Closing (except that representations and warranties made with reference to a specific date or time shall be true and correct as of such specific date or time) other than such failures to be true and correct as do not, in the aggregate, represent a Buyer Material Adverse Effect.

(d) The waiting period (and any extension thereof) under the HSR Act applicable to the transactions contemplated under this Agreement shall have been terminated or shall have expired.

(e) No injunction, restraining order or other order which prohibits, prevents or makes illegal the transactions contemplated by this Agreement shall have been issued by any Governmental Entity and remain in effect.

(f) Buyer shall have delivered each of the closing deliverables set forth in Section 2.3(b).

ARTICLE 7

ADDITIONAL COVENANTS

7.1 Employee Matters.

(a) For a period of 18 months following the Closing Date, Buyer shall provide or cause to be provided to the officers and employees of the Company who at the Closing Date remain employed by the Company (“Continuing Employees”), base and incentive compensation and employee benefits under employee benefit plans on terms and conditions which when taken as a whole are substantially similar to those provided to similarly-situated employees of Buyer and its Affiliates.

(b) For purposes of participation, vesting and determination of rates of contribution or benefits under Buyer’s employee benefit plans (but not accrual of benefits under any defined benefit pension Plan, eligibility under any retiree medical program or vesting under any equity compensation program), (i) qualifying service under any qualified retirement Plan of the Company shall be treated as qualified service under Buyer’s qualified retirement plans following the Closing and (ii) qualifying service under any other employee benefit plans of the Company shall be treated as qualified service under any similar employee benefit plans maintained by Buyer following Closing, including vacation pay plans and severance plans; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service.

(c) Buyer shall cause the group medical plans of Buyer that cover the Continuing Employees after the Closing Date to the extent permitted under such group medical plans: (i) waive any waiting period and restrictions and limitations for preexisting conditions or insurability, (ii) cause any payments made by the Continuing Employees under Company’s medical benefit plan to be credited to such Continuing Employees under Buyer’s medical benefit plans, so as to reduce the amount of any deductible or out-of-pocket requirements that the Continuing Employees must meet under Buyer’s medical plans for the plan year that contains the Closing Date, and (iii) carry over the current year’s elections, contributions, and reimbursements under any cafeteria plan of Company. In addition, Buyer shall use its commercially reasonable efforts to cause the insurer of any other welfare plans that cover the Continuing Employees after the Closing Date to waive any waiting periods, restrictions and limitations for pre-existing conditions or insurability. The continued coverage of the Continuing Employees under the employee benefit plans maintained by the Company immediately prior to the Closing Date during a transition period shall be deemed to provide the Continuing Employees with benefits that are no less favorable than those offered to other employees of Buyer and its subsidiaries. Buyer shall also cause the Company to honor all provisions for vested benefits or other vested amount earned or accrued through the Closing Date under the Company’s employee benefit Plans.

(d) Notwithstanding the foregoing, for a period of 18 months following the Closing, Buyer agrees to provide to each Continuing Employee of the Company who is not a Key Employee or a Select Key Employee, severance benefits that are no less favorable than those agreed to in such Continuing Employee’s employment agreement listed in Section 3.9 of the Disclosure Schedule, and that such severance benefits shall be determined without taking into account any reduction in compensation paid to the individual after the Effective Time.

(e) Nothing in this Agreement will obligate Buyer or the Company to continue the employment of any individual for any specific period after Closing (including any employee on medical, disability, family or other leave of absence).

7.2 Indemnification of Officers and Directors. The Company shall, and Buyer shall cause the Surviving Corporation to, indemnify each former or current director and officer of the Company, to the fullest extent to which such director or officer was, is, or would be entitled to indemnification (including advances and reimbursement for expenses) under the certificate of incorporation or by-laws of the Company or any individual agreements with any such directors, officers, employees or agents, in each case as in effect on the date of this Agreement; provided, that, for avoidance of doubt the directors and officers shall not be entitled to indemnification for any amounts which they are obligated to indemnify the Buyer Group pursuant to the terms of Article 9. Buyer shall cause the Surviving Corporation to maintain directors and officers insurance covering such directors and officers in such capacity in an amount not less than the amount of coverage maintained by the Company at the Closing, and with other terms, conditions and deductibles not less advantageous than such coverage, for a period of six years after the Closing. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained prior to the Closing, which policies provide such directors and officers with coverage that is substantially equivalent to, and no less favorable in the aggregate than, the Company’s existing policies, for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Closing, including in respect of the transactions contemplated by this Agreement.

7.3 Waiver of Conflicts; Jointly Privileged Information.

(a) Recognizing that Husch Blackwell LLP and Cravath, Swaine & Moore LLP have acted as legal counsel to the Company prior to the Closing, and that Husch Blackwell LLP and Cravath, Swaine & Moore LLP intend to act as legal counsel to the Stockholders’ Representative, the Stockholders and their Affiliates (which will no longer include the Company) after the Closing, each of Buyer and the Company hereby waives, on its own behalf, and agrees to cause its Affiliates to waive, any conflicts that may arise in connection with Husch Blackwell LLP and Cravath, Swaine & Moore LLP representing the Stockholders’ Representative, the Stockholders and/or their Affiliates after the Closing as such representation may relate to Buyer, the Company or the transactions contemplated herein or related hereto. In addition, all communications involving attorney-client confidences between the Stockholders’ Representative, the Stockholders, their Affiliates or the Company, on the one-hand, and Husch Blackwell LLP and Cravath, Swaine & Moore LLP, on the other hand, in the course of the negotiation, documentation and consummation of the transactions contemplated hereby shall be deemed to be attorney-client confidences that belong solely to the Stockholders’ Representative, the Stockholders and their Affiliates (and not the Company). Accordingly, the Company shall not have access to any such communications, or to the files of Husch Blackwell LLP and Cravath, Swaine & Moore LLP relating to such engagement, whether or not the Closing shall have occurred. Without limiting the generality of the foregoing, upon and after the Closing, (i) the Stockholders’ Representative, the Stockholders and their Affiliates (and not the Company) shall be the sole holders of the attorney-client privilege with respect to such engagement, and the Company shall not be a holder thereof, (ii) to the extent that files of Husch Blackwell LLP and Cravath, Swaine & Moore LLP in respect of such engagement constitute property of the client, only the Stockholders and their Affiliates (and not the Company) shall hold such property rights and (iii) neither Husch Blackwell LLP or Cravath, Swaine & Moore LLP shall have any duty whatsoever to reveal or disclose any such attorney-client communications or files to the Company by reason of any attorney-client relationship between Husch Blackwell LLP or Cravath, Swaine & Moore LLP and the Company or otherwise.

(b) Notwithstanding any other provision in this Agreement, prior to the Closing, the Stockholders’ Representative shall be permitted to remove from the Company any email, document and other records containing attorney-client privileged information relating to the transactions contemplated hereby where the attorney-client privilege is held jointly between the Company on the one hand, and either the Stockholders’ Representative or any of its Affiliates on the other hand (“Jointly Privileged Information”). From and after the Closing, Buyer shall cause the Company to provide to the Stockholders’ Representative all copies (including electronic, digital, or otherwise) of any Jointly Privileged Information that is inadvertently not removed prior to the Closing. The Stockholders’ Representative agrees that any email, document and other record temporarily removed for analysis to determine the presence of Jointly Privileged Information pursuant to the first sentence of this Section 7.3(b) shall be returned to the Company promptly following completion of such review if it is determined by the Stockholders’ Representative that such email, document or other record does not contain Jointly Privileged Information.

7.4 Appointment of the Stockholders’ Representative.

(a) As a term of the Merger, the Stockholders’ Representative is hereby appointed as to act as the sole and exclusive agent, attorney-in-fact and representative of each of the Stockholders by the consent of the Stockholders and as such the Stockholders’ Representative is hereby authorized and directed to (i) take any and all actions (including executing and delivering any documents, incurring any costs and expenses for the account of the Stockholders and making any and all determinations required by this Agreement or the Escrow Agreement) which may be required in carrying out its duties under this Agreement or the Escrow Agreement, (ii) exercise such other rights, power and authority as are authorized, delegated and granted to the Stockholders’ Representative under this Agreement or the Escrow Agreement in connection with the transactions contemplated hereby and thereby, and (iii) exercise such rights, power and authority as are incidental to the foregoing. Any such actions taken, exercises of rights, power or authority, and any decision or determination made by the Stockholders’ Representative consistent therewith shall be absolutely and irrevocably binding on each Stockholder as if such Stockholder personally had taken such action, exercised such rights, power or authority or made such decision or determination in such Stockholder’s individual capacity. The Stockholders shall severally and not jointly indemnify the Stockholders’ Representative and hold him harmless against any loss, liability or expense incurred without negligence or bad faith on the part of the Stockholders’ Representative and arising out of or in connection with the acceptance or administration of his duties hereunder.

(b) The Stockholders’ Representative may resign at any time, and the Stockholders’ Representative may be removed by the vote of Persons which collectively owned more than 50 percent of Shares outstanding immediately prior to the Closing (the “Majority Holders”). The expenses of the Stockholders’ Representative shall be paid from the Indemnification Escrow Amount, in accordance with the provisions of the Escrow Agreement, upon written instruction to the Escrow Agent from the Stockholders’ Representative, but only upon the release of any portion of the Indemnification Escrow Amount that is to be paid to the Stockholders and Vested Optionholders. In the event that a Stockholders’ Representative has resigned or been removed, a new Stockholders’ Representative shall be appointed by a vote of the Majority Holders, such appointment to become effective upon the written acceptance thereof by the new Stockholders’ Representative. Any successor Stockholders’ Representative must agree to be bound by the terms of this Agreement applicable to the Stockholders’ Representative and will thereupon become the Stockholders’ Representative for purposes of this Agreement and the Escrow Agreement.

(c) The Stockholders’ Representative shall have no duties towards the Stockholders, and shall not incur any liability to the Stockholders, and the Stockholders shall have no claims, including those that may arise in the future, against the Stockholders’ Representative for any action or inaction taken or not taken by him in connection with his service as the Stockholders’ Representative, except to the extent that such action or inaction shall have been held by a court of competent jurisdiction to constitute fraud or willful misconduct.

(d) As a term of this Agreement, each Stockholder agrees, in addition to the foregoing, that: Buyer and any member of the Buyer Group shall be entitled to rely conclusively on the instructions and decisions of the Stockholders’ Representative as to (i) the settlement of any claims for indemnification by Buyer or such other member of the Buyer Group pursuant to Article 9 hereof, or (ii) any other actions required or permitted to be taken by the Stockholders’ Representative hereunder or under the Escrow Agreement, and no party hereunder shall have any cause of action against Buyer or such member of the Buyer Group for any action taken by Buyer or such member of the Buyer Group in reliance upon the instructions or decisions of the Stockholders’ Representative.

(e) The provisions of this Section 7.4 shall be binding upon the executors, heirs, legal representatives, personal representatives, successor trustees and successors of each Stockholder, and any references in this Agreement to a Stockholder or the Stockholders shall mean and include the successors to the rights of the Stockholders hereunder, whether pursuant to testamentary disposition, the laws of descent and distribution or otherwise.

7.5 Books and Records.

(a) In order to facilitate the resolution of any claims made against or incurred by the Stockholders prior to the Closing, or for any other reasonable purpose, Buyer shall:

(i) retain the books and records (including personnel files) of the Company relating to periods prior to the Closing in a manner reasonably consistent with the document retention policies of Buyer; and

(ii) upon reasonable notice, afford the Stockholders’ Representative reasonable access (including the right to make, at the Stockholders’ expense, photocopies), during normal business hours, to such books and records.

(b) Buyer shall not be obligated to provide the Stockholders’ Representative with access to any books or records (including personnel files) pursuant to this Section 7.5 where such access would violate any applicable Law.

ARTICLE 8

TERMINATION

8.1 Termination. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated at any time prior to the Effective Time:

(a) By mutual written consent of Buyer and the Company.

(b) By either Buyer or the Company if the transactions contemplated by this Agreement have not been consummated on or before March 31, 2015 (or such later date as Buyer and the Company may agree to in writing (the “Termination Date”)), except that the right to terminate this Agreement under this Section 8.1(b) shall not be available to a party if the failure of such party to perform any material obligation, or to fulfill any material condition within the control of such party, under this Agreement has resulted in the failure of the transactions contemplated by this Agreement to be consummated on or before that date.

(c) By Buyer, if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 6.1(b) or Section 6.1(c) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company, the Company cures such breach within 10 Business Days after the date written notice thereof is given to the Company; or (ii) the consummation of any of the transactions contemplated hereby is permanently enjoined, prohibited or otherwise restrained by the terms of a final, non-appealable order (other than a temporary restraining order of a court of competent jurisdiction), except if Buyer’s actions or omissions in breach of this Agreement have been a primary cause of, or resulted in, the entry of such order.

(d) By the Company, if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement, such that the conditions specified in Section 6.2(b) or Section 6.2(c) would not be satisfied at the Closing (a “Terminating Buyer Breach”), except that, if such Terminating Buyer Breach is curable by Buyer by the Termination Date, the Buyer cures such breach within 10 Business Days after the date written notice thereof is given to Buyer; or (ii) the consummation of any of the transactions contemplated hereby is permanently enjoined, prohibited or otherwise restrained by the terms of a final, non-appealable order (other than a temporary restraining order of a court of competent jurisdiction), except if the actions or omissions of the Company in breach of this Agreement have been a primary cause of, or resulted in, the entry of such order.

(e) By Buyer, if the Written Consent shall not have been delivered to Buyer within twenty-four hours after the Agreement is executed.

8.2 Effect of Termination. In the event this Agreement is terminated pursuant to Section 8.1, the provisions of this Agreement immediately shall be of no further force and effect (except that the provisions of Sections 5.5 and 5.7 or any other provision that expressly survives the termination of this Agreement shall survive such termination); provided, that the termination of this Agreement shall not relieve any party from liability for (x) any failure by such party to perform its covenants under this Agreement prior to the date of such termination (y) fraud or (z) an intentional breach of this Agreement.

ARTICLE 9

INDEMNIFICATION

9.1 Survival of Representations and Warranties. The representations and warranties in this Agreement and in any certificate delivered pursuant hereto shall survive the Closing and shall terminate and expire on the 18-month anniversary of the Closing Date; provided that the representations and warranties in Section 3.1(a), 3.1(b)(i), (iii), (iv), and (v) (Corporate; Organization; Capitalization), Section 3.2 (Authority; Board Approval), and Section 3.3 (Subsidiaries and Joint Venture Companies) shall survive indefinitely and the representations and warranties in Section 3.8 (Taxes), Section 3.9 (Employee Benefit Plans) and Section 3.19 (Certain Fees and Liabilities) (collectively the “Fundamental Representations”) shall survive for the full period of all applicable statute of limitations periods with respect to the underlying claim plus 60 days.

9.2 Indemnification.

(a) Indemnification by the Stockholders. Subject to the terms and conditions of this Article 9, after the Closing, the Stockholders (which for purposes of this Article 9 include Vested Optionholders) shall, severally in accordance with their Pro Rata Share, indemnify the Buyer and the Surviving Corporation and their respective Affiliates, and permitted successors and assigns (excluding, however, in each instance the Stockholders) (collectively, the “Buyer Group”) from any and all demands, claims, actions or causes of action, assessments, losses, penalties, settlements, damages, liabilities, costs and expenses (including fees and expenses of counsel, whether arising in disputes with third parties or in disputes between the parties) (collectively, “Damages”), resulting to, imposed upon or incurred by the Buyer Group as a result or arising out of:

(i) Any misrepresentation in or inaccuracy of any representation or warranty contained in this Agreement or in any certificate delivered pursuant hereto, without regard to any Company Material Adverse Effect or materiality qualifiers set forth in such representation or warranty;

(ii) a breach prior to the Closing by the Company of any covenant, agreement or obligation of the Company contained in or made pursuant to this Agreement;

(iii) all Taxes with respect to (i) the Company and the Company Subsidiaries relating to any Pre-Closing Tax Period; (ii) any member of an affiliated, consolidated, combined or unitary group of which the Company or any Company Subsidiary (or any predecessor thereto), is or was a member before Closing to which one or more entities other than the Company or any Company Subsidiary is or was also a member, including Taxes pursuant to Treasury Regulation 1.1502 6 or any similar applicable Law; and (iii) any Person (other than the Company or any Company Subsidiary) imposed on the Company or any Company Subsidiary or for any period as a transferee or successor with respect to a transaction occurring on or before the Closing Date, by applicable Law, Contract or otherwise (all of such Taxes being the “Pre-Closing Taxes”); provided, however, the Stockholders will only be liable for any such Taxes described in this section to the extent that such Taxes were not taken into account in the calculation of Closing Working Capital or Closing Tax Liability;

(iv) any amounts payable or paid by the Surviving Corporation in respect of any Dissenting Shares in excess of the portion of the Merger Consideration the holders thereof would have been entitled to receive for such Dissenting Shares (had such holders not exercised appraisal rights with respect thereto) under the terms of this Agreement plus the out-of-pocket costs and expenses associated with any appraisal action or proceeding;

(v) any Company Transaction Expense or Indebtedness that is not paid on or prior to the Closing Date;

(vi) any claims relating to allocation of the Merger Consideration among the Stockholders and the Vested Optionholders, including any inaccuracy or misrepresentation on the Consideration Spreadsheet;

(vii) the matters identified on Exhibit 9.2(a)(vii);

(viii) the matters identified on Exhibit 9.2(a)(viii);

(ix) the matters identified on Exhibit 9.2(a)(ix); or

(x) any costs and expenses incurred by Buyer in successfully pursuing any indemnification claims hereunder.

(b) Indemnification by Buyer and the Company. Subject to the terms and conditions of this Article 9, after the Closing, Buyer and the Company, jointly and severally, shall indemnify, defend, and hold each Stockholder and their respective heirs, Affiliates, and permitted successors and assigns (the “Stockholder Group”) harmless from and against all Damages suffered or paid, directly or indirectly, as a result or arising out of:

(i) any misrepresentation in or inaccuracy of any representation or warranty of Buyer or Merger Sub contained in or made pursuant to this Agreement or any certificate delivered pursuant hereto;

(ii) a breach prior to the Closing by Buyer or Merger Sub of any covenant, agreement, or obligation of Buyer or Merger Sub contained in or made pursuant to this Agreement;

(iii) a breach following the Closing by the Company or Buyer of any covenant, agreement, or obligation of the Company or Buyer contained in or made pursuant to this Agreement (a “Post-Closing Buyer Covenant”); or

(iv) any costs and expenses incurred by the Stockholder Group in successfully pursuing any indemnification claims hereunder.

(c) Procedures Applicable to Third Party Claims. The right of Buyer and the Company to make a claim against the Stockholders, on the one hand, and Buyer and the Company’s obligation and liability to indemnify the Stockholders, on the other, with respect to claims asserted by a Person (including any Governmental Entity) other than a member of the Buyer Group or a member of the Stockholder Group shall be subject to the following terms and conditions:

(i) Right of Indemnifying Party to Assume Defense of Claim. The party to be indemnified (the “Indemnified Party”) shall give the other party (the “Indemnifying Party”) prompt notice of any such claim, and, subject to the provisions of Section 9.2(c), the Indemnifying Party, at its sole cost and expense, shall have the right, upon written notice to the Indemnified Party that it is assuming defense of the claim, to assume the defense of the claim provided that the Indemnifying Party agrees to accept liability for any indemnity hereunder relating to such claim. If the Indemnifying Party assumes the defense of the claim, it shall select counsel reasonably acceptable to the Indemnified Party to conduct the defense of the claim and shall defend or settle the same.

(ii) Control of the Defense. The contest of the claim may be conducted in the name and on behalf of the Indemnifying Party or the Indemnified Party, as may be appropriate. Subject to compliance by the Indemnifying Party with the other requirements of Section 9.2 and this Section 9.2(c)(ii), such contest shall be conducted by counsel employed by the Indemnifying Party, but the Indemnifying Party shall keep the Indemnified Party reasonably informed with respect to the claim and the contest thereof. The Indemnified Party may participate in the defense of such claim with co-counsel of its choice to the extent that the Indemnified Party believes in its sole discretion that such matter shall affect its ongoing business; provided, however, that the fees and expenses of the Indemnified Party’s counsel shall be at the expense of the Indemnified Party unless (A) the Indemnifying Party has agreed in writing to pay such fees and expenses, (B) the Indemnifying Party has failed to assume the defense and employ counsel as provided herein, (C) the claim alleges criminal misconduct or includes a claim for injunctive relief, or (D) a claim shall have been brought or asserted against the Indemnifying Party as well as the Indemnified Party, and such Indemnified Party shall have been advised in writing by counsel that there may be one or more factual or legal defenses available to it that are in conflict with those available to the Indemnifying Party, in which case such co-counsel shall be at the expense of the Indemnifying Party; provided, however, that the Indemnifying Party will not be required to pay the fees and expenses of more than one separate principal counsel (and any appropriate local counsel) for all Indemnified Parties. Subject to compliance by the Indemnifying Party with the other requirements of Section 9.2(c)(i) and this Section 9.2(c)(ii), if the Indemnified Party joins in any such contest, the Indemnifying Party shall have full authority, in consultation with the Indemnified Party, to determine all action to be taken with respect thereto; provided, however, that the Indemnifying Party shall not consent to a settlement of, or the entry of any monetary judgment arising from, the claim, without the prior written consent of the Indemnified Party which shall not be unreasonably withheld, delayed, or conditioned (except where the Indemnified Party shall be fully released from any liability with respect to the claim as a result of such settlement or judgment and all monetary damages arising out of such settlement will be paid by the Indemnified Party). In no event shall the Indemnified Party have authority to agree to any relief other than the payment of money Damages by the Indemnifying Party unless agreed to by the Indemnified Party. Notwithstanding the foregoing, no claims related to the matters in Section 9.2(a)(vii) may be conducted or controlled by the Indemnifying Party and all such claims shall be controlled and conducted by Buyer and its Affiliates, except that Buyer and its Affiliates shall not consent to a settlement of or the entry of any monetary judgment arising from such matters, without the prior written consent of the Stockholders’ Representative which shall not be unreasonably withheld, delayed or conditioned.

(iii) Cooperation in Defense. If requested by the Indemnifying Party, the Indemnified Party shall cooperate with the Indemnifying Party and its counsel, including permitting reasonable access to books and records and making available its employees and representatives and those of its Affiliates, in contesting any claim which the Indemnifying Party elects to contest or, if appropriate, in making any counterclaim against the Person asserting the claim or any cross complaint against any Person, but the Indemnifying Party shall reimburse the Indemnified Party for reasonable out of pocket costs incurred by the Indemnified Party in so cooperating. The Indemnifying Party shall use commercially reasonable efforts to afford the Indemnified Party and its counsel the opportunity to be present at, and to participate in, conferences with all persons, including Governmental Entities, asserting any claim against the Indemnified Party or conferences with representatives of or counsel for such persons.

(iv) Failure of Indemnifying Party to Assume Defense. If the Indemnifying Party does not assume the defense of the claim in accordance with the terms hereof within 30 days after the receipt of notice thereof, the Indemnified Party may, at the Indemnifying Party’s expense, defend against the claim in a reasonable manner, subject to the right of the Indemnifying Party to participate reasonably in such defense.

(v) Compliance with Procedures. Notwithstanding the terms of this Article 9, the Indemnified Party shall not be entitled to indemnification pursuant to this Article 9 unless the Indemnified Party delivers the notice required under Section 9.2(c)(i); provided, however, that the failure to comply with the foregoing requirement shall constitute a defense to the indemnity obligations of the Indemnifying Party hereunder only to the extent that the Indemnifying Party suffers actual prejudice as the result of such failure to comply; provided further, that in no event shall a notice delivered after expiration of the applicable time limit set forth in Section 9.2(e) be valid with respect to the matter as to which such time limit applies.

(d) Limitations. Notwithstanding any other provision of this Article 9, after the Closing:

(i) General Deductible. No claim shall be made against the Stockholders for any Damages arising out of Sections 9.2(a)(i) or (ix) unless and until the total Damages for all such claims exceeds, on a cumulative basis, $1.5 million (the “Deductible”); and then the Stockholders shall be liable for all such Damages (including the Deductible).

(ii) General Cap. Buyer and Merger Sub’s collective rights and remedies for indemnification arising out of Sections 9.2(a)(i) or (ix) shall be limited to the sum of the Indemnification Escrow Amount (the “General Cap”). The General Cap shall not apply to Damages to the extent resulting from fraud.

(iii) Fundamental Representations. Notwithstanding the foregoing, the limitations set forth in Section 9.2(d)(i) and Section 9.2(d)(ii) shall not apply to any Damages based upon, arising out of or with respect to a breach by the Company of any Fundamental Representation.

(iv) Special Indemnification Escrow. Buyer and Merger Sub’s collective rights and remedies for indemnification arising out of Section 9.2(a)(vii) shall be limited to the sum of the Special Indemnification Escrow Amount and the Indemnification Escrow Amount. Before making any claim against the Indemnification Escrow Amount, Buyer and Merger Sub must make any such claim against the Special Indemnification Escrow Amount.

(v) Overall Cap. Buyer and Merger Sub’s collective rights and remedies under or pursuant to Article 9 of this Agreement with respect to any Stockholder shall be limited to the Pro Rata Share of the Merger Consideration received by such Stockholder. This Section 9.2(d)(iv) shall not apply to Damages to the extent resulting from fraud.

(e) Notices to the Stockholders’ Representative. (i) Any claim made under Section 9(a)(i) must be delivered to the Stockholders’ Representative prior to the 18-month anniversary of the Closing Date; (ii) any claim with respect to a Fundamental Representation must be delivered to the Stockholders’ Representative prior to the expiration of the applicable statute of limitations; and (iii) that if raised by such anniversary or expiry, such claim will survive such anniversary or expiry until final resolution thereof pursuant to the terms of this Agreement.

(f) Knowledge. No right or obligation under this Article 9 will be waived or otherwise affected by any knowledge (of any form or type) of Buyer or by any investigation, due diligence or verification by or on behalf of Buyer on or before the date hereof or at or before Closing.

(g) Notices to Buyer. No claim with respect to any misrepresentation or inaccuracy in any representation or warranty of Buyer or Merger Sub as set forth herein shall be valid unless notice of such claim is delivered by the Stockholders’ Representative to Buyer prior to the 18-month anniversary of the Closing Date, except that if raised by such anniversary, such claim made under Section 9.2(b)(i) will survive such anniversary until final resolution thereof pursuant to the terms of this Agreement.

(h) Mitigation of Damages and Insurance. Each party entitled to indemnification under this Section 9.2 shall use commercially reasonable efforts to mitigate the Damages claimed hereunder. All calculations of the amount of Damages for which indemnification is to be made pursuant to this Section 9.2 shall take into account applicable insurance to the extent of insurance proceeds actually recovered within 12 months following the year in which the Damages are paid. No Indemnifying Party shall be responsible or liable for any Damages that are punitive or that are not reasonably foreseeable. In no event shall any member of the Buyer Group have any claim for Damages if such claim was included in the calculation of the Closing Date Working Capital.

(i) Exclusive Remedies. The rights of the parties hereto to indemnification pursuant to Section 9.2(a) or 9.2(b) shall be the sole and exclusive monetary remedy after Closing exercisable by a party with respect to: (i) misrepresentations in or inaccuracies of representations and warranties of the other party or parties; (ii) breaches of any covenants; or (iii) any claims or damages arising hereunder based on any other theory of liability, whether in contract or tort; provided, that this Section 9.2(i) shall not apply to claims to the extent based on fraud.

(j) Release of Indemnification Escrow Amount.

(i) On the first Business Day after the date that is the 12-month anniversary of the Closing Date, the Escrow Agent shall release to the Exchange Agent 50 percent of the Indemnification Escrow Amount less an amount equal to the sum of (i) the aggregate amount of all claims for indemnification of the Buyer Group pursuant to Section 9.2 which have been asserted prior to such date and which either have been paid or remain pending and unresolved on such date, and (ii) the amount necessary for payment of any expenses of the Stockholders’ Representative, all in accordance with the provisions of the Escrow Agreement.

(ii) On the first Business Day after the date that is the 24-month anniversary of the Closing Date, the Escrow Agent shall release to the Exchange Agent the remaining portion of the Indemnification Escrow Amount less an amount equal to the sum of (i) the aggregate amount of all claims for indemnification of the Buyer Group pursuant to Section 9.2 which have been asserted prior to such date and which remain pending and unresolved on such date, and (ii) the amount necessary for payment of any expenses of the Stockholders’ Representative, all in accordance with the provisions of the Escrow Agreement.

(k) Release of Special Indemnification Escrow Amount. Except as set forth on Exhibit 9.2(k), on the first Business Day after the date that all claims relating to the matters in Section 9.2(a)(vii) are resolved, or subject to a final and non-appealable settlement, and any related distribution to Buyer from the Special Indemnification Escrow Amount shall have been made, the Escrow Agent shall release to the Exchange Agent all or any remaining portion of the Special Indemnification Escrow Amount.

ARTICLE 10

MISCELLANEOUS

10.1 Waiver. Either Buyer on the one hand, or the Company, prior to the Closing, or the Stockholders’ Representative after the Closing, on the other, may, by written notice to the other (a) extend the time for performance of any of the obligations or other actions of such other party(ies) under this Agreement, (b) waive any inaccuracies in the representations or warranties of such other party(ies) contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance with any of the conditions or covenants of such other party(ies) contained in this Agreement, or (d) waive or modify performance of any of the obligations of such other party(ies) under this Agreement. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including any investigation by or on behalf of either party shall be deemed to constitute a waiver by the party taking such action of compliance with any of the representations, warranties, covenants, conditions, or agreements contained in this Agreement. The waiver by any party hereto of a breach of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

10.2 Entire Agreement; Amendment. This Agreement, including the exhibits and schedules and the documents referred to herein (which exhibits, schedules and documents are incorporated herein by this reference), the Escrow Agreement and the Freightview Merger Agreement, shall constitute the complete and entire agreement between the parties hereto with respect to the subject matter hereof and shall supersede all previous oral and written negotiations and commitments and any other writings with respect to such subject matter. This Agreement can be modified or amended only by a writing duly executed by Buyer, the Company and the Stockholders’ Representative.

10.3 Further Assurances. From time to time, as and when requested by any party hereto, any other party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions (subject to Section 5.3) as such other party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement.

10.4 Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Delaware, without regard to conflict of laws principles.

10.5 Notices. All notices, requests, demands and other communications pursuant to this Agreement will be in writing, will be deemed to have been effectively given on the date of actual receipt by the recipient party, and shall be either (i) delivered personally, (ii) transmitted by facsimile transmission, (iii) mailed by registered or certified mail, postage prepaid, or (iv) delivered by a recognized commercial carrier, as follows:

If to Buyer:

C.H. Robinson Company Inc.

c/o C.H. Robinson Worldwide, Inc.

14701 Charlson Road

Eden Prairie, MN 55347

Fax: (952) 937-7840

Attn: General Counsel

With a required copy to:

Faegre Baker Daniels LLP

2200 Wells Fargo Center

90 South 7th Street

Minneapolis, MN 55402

Fax: (612) 766-1600

Attn: Michael A. Stanchfield

Jonathan L.H. Nygren

If to the Company (prior to the Closing):

freightquote.com, inc.

901 West Carondelet Drive

Kansas City, MO 64114

Fax: (913) 319-0859

Attn: Chief Financial Officer

With a required copy to:

Husch Blackwell LLP

4801 Main Street, Suite 1000

Kansas City, Missouri 64112

Fax: (816) 983-8080

Attn: James M. Ash, Esq.

If to the Stockholders’ Representative after the Closing:

Timothy A. Barton

c/o James M. Ash

Husch Blackwell LLP

4801 Main, Suite 1000

Kansas City, MO 64112

Fax: (816) 983-8080

With a required copy to:

Husch Blackwell LLP

4801 Main Street, Suite 1000

Kansas City, Missouri 64112

Fax: (816) 983 8080

Attn: James M. Ash, Esq.

Any party or other recipient may from time to time change its address and telecopy number for purposes of this Agreement by giving notice of such change as provided herein.

10.6 Counterparts . This Agreement may be executed by facsimile or electronic mail (via .pdf or similar transmittal) and in any number of counterparts, each of which will be deemed to be an original but all of which together will constitute but one agreement.

10.7 Assignment. Neither this Agreement nor any of the rights hereunder shall be assigned by Buyer without the prior written consent of the Company or by the Company without the prior written consent of Buyer; provided, however, that Buyer may assign any or all of its rights hereunder to one or more of its Affiliates. No such assignment shall relieve a party from its obligations and duties hereunder.

10.8 No Third Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their permitted assigns, and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties hereto and their permitted assigns, any legal or equitable rights hereunder.

10.9 Severability. If any provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement will nevertheless remain in full force and effect so long as, and only so long as, the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon any determination that any provision is invalid, illegal or incapable of being enforced and does not adversely affect the substance of these transactions in a material way, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are consummated to the extent possible.

10.10 Construction. If any payment is required to be made or other action is required to be taken pursuant to this Agreement on a day which is not a Business Day, then such payment or action shall be made or taken on the next Business Day. Unless otherwise expressly provided for in this Agreement, all dollar amounts referred to in this Agreement are stated in United States currency.

10.11 Jurisdiction and Venue; Equitable Remedies.

(a) Jurisdiction and Venue.

(i) Each of the parties hereby irrevocably and unconditionally submits, for itself or himself and its or his property, to the exclusive jurisdiction of the Delaware Court of Chancery (and if the Delaware Court of Chancery shall be unavailable, any Delaware State court or the Federal court of the United States of America sitting in the State of Delaware), in any action or proceeding arising out of or relating to this Agreement or for recognition or enforcement of any judgment relating thereto, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding shall be heard and determined in the Delaware Court of Chancery or any such Delaware State or Federal court sitting in the State of Delaware. Each of the parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party agrees not to commence a claim or proceeding hereunder in a court other than the Delaware Court of Chancery or, if the Delaware Court of Chancery shall be unavailable, any Delaware State court or any Federal court sitting in the State of Delaware, except if such party has first brought such claim or proceeding in the Delaware Court of Chancery or any such Delaware State or Federal court sitting in the State of Delaware and both the Delaware Court of Chancery and the Delaware State and Federal courts located in the State of Delaware have denied jurisdiction over such claim or proceeding.

(ii) Each of the parties irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to the Agreement in the Delaware Court of Chancery or any Delaware State court or Federal court sitting in the State of Delaware. Each of the parties irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(iii) Each of the parties irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any right it may have to a trial by jury in any action or proceeding arising out of or relating to this Agreement or for recognition or enforcement of any judgment relating thereto.

(b) Enforcement. The provisions of this Section 10.11 may be enforced by any court of competent jurisdiction, and the party prevailing in such action shall be entitled to an award of all costs, fees and expenses, including attorneys’ fees and expenses to be paid by the party against whom enforcement is ordered.

(c) Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

10.12 Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred; provided, however, that Buyer shall be responsible for all filing and other similar fees payable in connection with any filings or submissions of the parties hereto under the HSR Act.

10.13 No Liability for Forward Looking Statements; No Additional Warranties or Representations; Due Diligence. Buyer and its Affiliates acknowledge that neither the Company, nor any other Person has made any representation or warranty, expressed or implied, as to the accuracy or completeness of any information regarding the Company or its Business, which has been communicated, furnished or made available to any of Buyer or its Affiliates or their respective agents, except as expressly set forth in this Agreement and the documents contemplated hereby. Neither the Company nor any other Person shall have or be subject to any liability to any Indemnified Party or any other Person resulting solely from the distribution to any of Buyer or its Affiliates or their respective agents, or any of Buyer or its Affiliates’ or their respective agents’ use of, any such information, documents or material made available to any of Buyer and its Affiliates or their respective agents in records stored on computer disks, in online or physical “data rooms,” provided during management presentations or in any other forms in expectation of the transactions contemplated hereby, except to the extent expressly covered under this Agreement. Buyer and its Affiliates acknowledge and agree that none of Buyer or its Affiliates or any of their respective agents has relied, and none of such Persons is relying, upon any statement, warranty or representation (whether written or oral) not made in or pursuant to the Agreement. Buyer and its Affiliates further acknowledge and agree that (a) they have conducted such investigations of the Company and its Business as they deem necessary in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby, (b) they and their respective agents have been permitted access to the records, facilities, equipment, Tax Returns, Contracts and other properties and assets of the Company which they and their respective agents have desired and requested to see or review and (c) they and their respective agents have had an opportunity to meet with the Company and its agents to discuss the businesses and assets of the Company. In connection with such investigation, Buyer and its Affiliates and their respective agents have received from or on behalf of the Company certain estimates, budgets, forecasts, plans and financial projections (“Forward-Looking Statements”), and Buyer and its Affiliates acknowledge that (i) there are uncertainties inherent in making Forward-Looking Statements, and (ii) they are familiar with such uncertainties and, except as set forth in this Agreement, are taking full responsibility for making their own evaluation of the adequacy and accuracy of all Forward-Looking Statements so furnished to them and their respective agents (including the reasonableness of the assumptions underlying Forward-Looking Statements where such assumptions are explicitly disclosed). Except as set forth in this Agreement, neither the Company nor any other Person is making any representation or warranty with respect to, or shall have or be subject to any liability to any indemnified Person, or any other Person resulting from, the distribution to any of Buyer or its Affiliates or their respective agents, or its use of, Forward-Looking Statements.

10.14 Guaranty Regarding Buyer’s Obligations. C.H. Robinson Worldwide, Inc., a Delaware corporation (the “Guarantor”) and Affiliate of Buyer, to induce the Company to enter into this Agreement, hereby absolutely, unconditionally and irrevocably guarantees the full and prompt payment and performance when due of any and all of Buyer’s obligations, covenants, agreements and other Liabilities under the Agreement (collectively, the “Obligations”). Guarantor acknowledges and agrees that the Company refuses to enter into the Agreement or to consummate the transactions contemplated herein unless Guarantor provides this guaranty and that Guarantor will benefit personally from the Company entering into this Agreement and consummating such transactions. If Closing occurs, then this Guaranty automatically will expire and be of no force or effect at the end of the Closing Date.

[The remainder of this page is intentionally left blank. Signature page to follow.]

IN WITNESS WHEREOF, each of the parties has executed this Agreement as of the day and year first written above.

“Buyer”

C.H. Robinson Company Inc.

By:	/s/ Ben G. Campbell
Name:	Ben G. Campbell
Title:	Vice President and Secretary

“Merger Sub”

Jayhawk Merger Subsidiary, Inc.

By:	/s/ Ben G. Campbell
Name:	Ben G. Campbell
Title:	Secretary

“Guarantor”

Solely with respect to Section 10.14:

C.H. Robinson Worldwide, Inc.

By:	/s/ Ben G. Campbell
Name:	Ben G. Campbell
Title:	Vice President and General Counsel

“The Company”

FREIGHTQUOTE.COM, INC.

By:	/s/ Timothy A. Barton
Name:	Timothy A. Barton
Title:	Executive Chairman

“Stockholders’ Representative”

By:	/s/ Timothy A. Barton